UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 16, 2021

Altimar Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39994	98-1571400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street

33rd Floor

New York, New York 10019

(Address of principal executive offices, including zip code)

(212) 287-6767

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	ATMR.U	New York Stock Exchange
Class A ordinary share, $0.0001 par value	ATMR	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ATMR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment of Business Combination Agreement

As previously disclosed in the Current Report on Form 8-K (the “Signing 8-K”) filed on July 19, 2021 by Altimar Acquisition Corp. II, a Cayman Islands exempted company (“Altimar”), Altimar entered into a definitive business combination agreement (as it may be amended, restated, amended and restated or otherwise supplemented from time to time, the “Business Combination Agreement”), dated as of July 15, 2021, by and among Altimar, Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), Rapid Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar (“Rapid Merger Sub”), and the other parties thereto, a copy of which is attached to the Signing 8-K as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used but not otherwise defined in this Current Report have the meanings given to such terms in the Business Combination Agreement.

On November 16, 2021, Altimar, Fathom, Rapid Merger Sub and the other parties thereto entered into an amendment of the Business Combination Agreement (the “BCA Amendment”) to amend the agreement as follows:

(a)	to reduce the minimum Available Cash Amount required on the Closing Date to $90 million (the “Amended Minimum Available Cash Amount”);

(b)

to reflect a subscription commitment by the Backstop Investors (as defined below) to purchase up to an aggregate of $10 million of Altimar Class A Common Stock at a purchase price of $10 per share (the “Backstop Shares”), solely to the extent necessary to satisfy the Amended Minimum Available Cash Amount (the “CORE Backstop Subscription”);

(c)

to amend the definition of Balance Sheet Contribution Amount to reflect the mutual agreement of the parties (as permitted by such definition) to reduce the required Balance Sheet Contribution Amount to $10 million or such lesser amount mutually agreed in writing by Fathom and Altimar;

(d)

to amend the definition of Debt Pay-Down Amount to reflect the mutual agreement of the parties (as permitted by such definition) to reduce the required Debt Pay-Down Amount to $20 million or such lesser amount mutually agreed upon by Fathom and Altimar;

(e)

to eliminate certain of the existing mechanics and definitions (including the definitions Altimar Stockholder Redemption Ratio and Redemption Forfeiture Ratio) relating to the potential forfeiture at the Closing of Altimar Class C Common Stock held by the Founders on a formulaic basis relating to the number of Altimar Class A Ordinary Shares redeemed in connection with the Altimar Stockholder Redemption, and to provide instead that 2,587,500 shares of Altimar Class A Common Stock held by the Founders shall be automatically forfeited at the Closing;

(f)	to amend the definition of Closing Seller Equity Consideration to increase the aggregate number of shares of Altimar Class A Common Stock and New Fathom Class A Units by 1,293,750;

(g)

to attach a new form of Investor Rights Agreement, substantially in the form attached hereto as Exhibit B to the BCA Amendment, which has been modified to clarify that any Fathom shares acquired by the Backstop Investors pursuant to the CORE PIPE Subscription (after giving effect to conversion of the Altimar Class A Common Stock in the Fathom Merger) are not Covered Shares (as defined in the form of Investor Rights Agreement);

(h)

to attach a new form of Registration Rights Agreement, substantially in the form attached hereto as Exhibit C to the BCA Amendment, which, among other things, clarifies that the Backstop Shares shall be excluded from the definition of “Registrable Security” for purposes of the Registration Rights Agreement;

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(i)

to attach a new form of Tax Receivable Agreement, substantially in the form attached hereto as Exhibit D to the BCA Amendment, which has been modified to clarify certain definitions and provisions set forth in the form of the agreement initially attached to the Business Combination Agreement; and

(j)	to make related, conforming changes to other definitions and provisions of the Business Combination Agreement to reflect the amendments described above.

The foregoing description of the BCA Amendment is not complete and is subject to and qualified in its entirety by reference to the BCA Amendment, a copy of which is attached to this Current Report as Exhibit 2.1, and the terms of which are incorporated by reference herein.

CORE Backstop Subscription

On November 16, 2021, Altimar and Fathom entered into an agreement with CORE Industrial Partners Fund I, L.P. and CORE Industrial Partners Fund I Parallel, L.P. (together with their permitted transferees and assigns, the “Backstop Investors”) pursuant to which the Backstop Investors agreed to purchase an aggregate of up to 1,000,000 shares of Class A common stock following the Domestication and immediately prior to the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of up to $10.0 million (the “CORE Backstop Agreement”) only if (i) the Amended Minimum Available Cash Amount is not satisfied and (ii) the positive difference, if applicable, between the Amended Minimum Available Cash Amount and the Available Cash Amount does not exceed $10.0 million, and subject to the other terms and conditions of the CORE Backstop Agreement.

The CORE Backstop Agreement contains customary representations, warranties, covenants and agreements of Altimar, Fathom and the Backstop Investors and is subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the Backstop Investors) and termination rights (including a termination right if the transactions contemplated by the Business Combination Agreement have not been consummated by December 31, 2021, other than as a result of breach by the terminating party). If the conditions to the consummation of the CORE Backstop Subscription are triggered, the CORE Backstop Subscription is expected to close immediately prior to the Closing, subject to the terms and conditions of the CORE Backstop Agreement.

The foregoing description of the CORE Backstop Agreement is not complete and is subject to and qualified in its entirety by reference to the CORE Backstop Agreement, a copy of which is attached to this Current Report as Exhibit 10.1, and the terms of which are incorporated by reference herein

Amendment of Forfeiture and Support Agreement

In addition and as also disclosed in the Signing 8-K, the Founders, Altimar, Fathom and the other parties thereto entered into the Forfeiture and Support Agreement, dated as of July 15, 2021 (the “Forfeiture and Support Agreement”).

On November 16, 2021, the Founders, Altimar, Fathom and the other parties thereto entered into an amendment of the Forfeiture and Support Agreement (the “FSA Amendment” and together with the “Forfeiture and Support Agreement,” the “Amended Forfeiture and Support Agreement”) to amend the agreement as follows:

(a)	to reduce the strike price for Altimar Sponsor II, LLC’s earnout from $15.00 per share to $12.50 per share;

(b)

to remove the current definition of “Forfeited Shares” and replace it in its entirety with: 2,587,500 aggregate shares of Altimar Class A Common Stock with such forfeiture allocated among the Founders as set forth in Schedule B of the Amended Forfeiture and Support Agreement (the “Revised Forfeited Shares”);

(c)	to provide for the forfeiture by the Founders of the Revised Forfeited Shares;

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(d)

to reflect the issuance of 1,293,750 additional newly issued shares of Altimar Class A Common Stock to direct and indirect equityholders of Fathom, which shall be allocated in accordance with the terms and conditions of the Business Combination Agreement, as amended by the BCA Amendment, and the Allocation Schedule; and

(e)	to make related, conforming changes to other definitions and provisions of the Forfeiture and Support Agreement to reflect the amendments described above.

The foregoing description of the FSA Amendment is not complete and is subject to and qualified in its entirety by reference to the FSA Amendment, a copy of which is attached to this Current Report as Exhibit 10.2, and the terms of which are incorporated by reference herein.

Additional Information

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Altimar has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) which includes a preliminary proxy statement/prospectus, and certain other related documents, which are both the proxy statement to be distributed to holders of Altimar’s ordinary shares in connection with Altimar’s solicitation of proxies for the vote by Altimar’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Fathom to be issued in the Business Combination. Altimar’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, Altimar and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Altimar as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767.

Participants in the Solicitation

Altimar and its directors and executive officers may be deemed participants in the solicitation of proxies from Altimar’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Altimar is contained in Altimar’s final prospectus from its initial public offering, which was filed with the SEC on February 5, 2021 and in the Registration Statement, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Altimar Acquisition Corp. II, 40 West 57th Street, 33rd Floor, New York, New York 10019, or by calling (212) 287-6767.

Fathom and its respective managers and executive officers may also be deemed to be participants in the solicitation of proxies from Altimar’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are contained in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Altimar’s and Fathom’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “target,” “goal,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Altimar’s and Fathom’s expectations with respect to future

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performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Altimar’s and Fathom’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Altimar and/or Fathom following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability of Altimar to complete the contemplated transactions with Fathom; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in Altimar’s trust account following any redemptions by Altimar’s shareholders; (7) costs related to the Business Combination; (8) the possibility that Fathom or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Altimar’s other filings with the SEC, including those factors discussed in the registration statement and final prospectus relating to Altimar’s initial public offering filed with the SEC on February 5, 2021 and Item 1A. Risk Factors of the Form 10-Q for the quarters ended March 31, 2021 filed with the SEC on June 1, 2021, June 30 2021 filed with the SEC on August 12, 2021 and September 30, 2021 filed with the SEC on November 10, 2021. Altimar cautions that the foregoing list of factors is not exclusive. Altimar cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Altimar does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1†	Amendment No. 1 to the Business Combination Agreement, dated as of November 16, 2021, by and among Altimar Acquisition Corp. II, Fathom Holdco, LLC and the other parties thereto.

10.1	Backstop Agreement, dated as of November 16, 2021, by and among Altimar, Fathom and the backstop subscribers party thereto.

10.2	Amendment to the Forfeiture and Support Agreement, dated as of November 16, 2021, by and among Altimar Sponsor II, LLC, the Altimar II Class B Holders party thereto, Altimar Acquisition Corp. II, Fathom Holdco, LLC and the other parties thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021

ALTIMAR ACQUISITION CORP. II

By:	/s/ Wendy Lai
	Name:	Wendy Lai
	Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of November 16, 2021 (the “Effective Date”), is by and among (i) Altimar Acquisition Corp. II, a Cayman Islands corporation (“Altimar”), (ii) Fathom Holdco, LLC, a Delaware limited liability company, (iii) Rapid Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar, (iv) Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar, (v) Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar, (vi) Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Altimar, (vii) CORE Fund I Blocker-5 LLC, a Delaware limited liability company, (viii) CORE Fund I Blocker-2, LLC, a Delaware limited liability company, and (ix) SG (MCT) Blocker, LLC, a Delaware limited liability company (collectively, the “Parties” and each, a “Party”). Capitalized terms used but not otherwise defined in this Amendment shall have respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Parties previously entered into the Business Combination Agreement, dated as of July 15, 2021 (the “Business Combination Agreement”);

WHEREAS, pursuant to Section 13.08 of the Business Combination Agreement, the Schedules referenced in the Business Combination Agreement are a part of the Business Combination Agreement as if fully set forth therein;

WHEREAS, the Parties desire to amend certain provisions of the Business Combination Agreement (pursuant to, and in accordance with, Section 13.10 of the Business Combination Agreement), on the terms and subject to the conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the receipt and sufficiency of which are acknowledged, on the terms and subject to the conditions set forth in this Amendment, the Parties, intending to be legally bound, agree as follows:

1. Amendments to the Business Combination Agreement. Effective as of the Effective Date:

(a) Schedule 10.07 of the Fathom Schedules to the Business Combination Agreement is hereby replaced in its entirety with Exhibit A to this Amendment.

(b) Exhibit C to the Business Combination Agreement (Form of Investor Rights Agreement) is hereby replaced in its entirety with Exhibit B to this Amendment.

(c) Exhibit D to the Business Combination Agreement (Form of Registration Rights Agreement) is hereby replaced in its entirety with Exhibit C to this Amendment.

(d) Exhibit E to the Business Combination Agreement (Form of Tax Receivable Agreement) is hereby replaced in its entirety with Exhibit D to this Amendment.

(e) The third and fourth recitals are hereby amended and restated in entirety to read as follows:

WHEREAS, on or prior to the Execution Date, Altimar has obtained commitments from certain investors for a private placement of Altimar Class A Common Stock (the “Original PIPE Investment”) pursuant to the terms of a number of Subscription Agreements (each, an “Original PIPE Subscription Agreement”);

WHEREAS, on November 16, 2021, Altimar has obtained a backstop commitment from the CORE Subscribers for a private placement of up to $10,000,000 of Altimar Class A Common Stock (the “CORE PIPE Investment” and, together with the Original PIPE Investment, the “PIPE Investment”) pursuant to the terms of a Subscription Agreement (the “CORE Subscription Agreement” and, collectively with the Original PIPE Subscription Agreements, the “PIPE Subscription Agreements”);

WHEREAS, the private placement contemplated by the PIPE Subscription Agreements will be consummated after the Pre-Closing Reorganization and Domestication but prior to the consummation of the Blocker Mergers, the Blocker Altimar Mergers, the Fathom Merger and the Altimar Cash Contribution;

(f) The definitions of “Altimar Stockholder Redemption Ratio” and “Redemption Forfeiture Ratio” in Section 1.01 are hereby deleted.

(g) The following definitions are hereby added to Section 1.01:

“CORE PIPE Investment” has the meaning specified in the recitals.

“CORE PIPE Subscription Agreement” has the meaning specified in the recitals.

“CORE Subscribers” means CORE Industrial Partners Fund I, L.P. and CORE Industrial Partners Fund I Parallel, L.P.

“Original PIPE Investment” has the meaning specified in the recitals.

“Original PIPE Subscription Agreement” has the meaning specified in the recitals.

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(h) Pursuant to clause (b) of the definition of “Balance Sheet Contribution Amount” in Section 1.01 of the Business Combination Agreement in effect immediately prior to this Amendment, the Parties mutually agree to amend and restate the definition of “Balance Sheet Contribution Amount” in Section 1.01 in entirety to reflect a lesser amount and to read as follows:

“Balance Sheet Contribution Amount” means (a) $10,000,000 or (b) a lesser amount, if mutually agreed in writing by Fathom and Altimar prior to Closing.

(i) The definition of “Closing Seller Equity Consideration” in Section 1.01 is hereby amended and restated in entirety to read as follows:

“Closing Seller Equity Consideration” means a number of shares of Altimar Class A Common Stock and New Fathom Class A Units (together with one share of Altimar Class B Common Stock to be issued at par value for cash in respect of each New Fathom Class A Unit), in an aggregate number (rounded up to the nearest whole share) equal to (a) the quotient of (i) the result of (A) $1,200,000,000 minus (B) the Closing Cash Consideration divided by (ii) $10.00 plus (b) 1,293,750, in each case of clauses (a) and (b) to be allocated as set forth on the Allocation Schedule.

(j) Pursuant to clause (b) of the definition of “Debt Pay-Down Amount” in Section 1.01 of the Business Combination Agreement in effect immediately prior to this Amendment, the Parties mutually agree to amend and restate the definition of “Debt Pay-Down Amount” in Section 1.01 in entirety to reflect a lesser amount and to read as follows:

“Debt Pay-Down Amount” means (a) $20,000,000 or (b) a lesser amount, if mutually agreed in writing by Fathom and Altimar prior to Closing.

(k) The definition of “Sponsor Agreement” in Section 1.01 is hereby amended and restated in entirety to read as follows:

“Sponsor Agreement” means that certain Forfeiture and Support Agreement, dated as of date hereof, as amended by that certain letter agreement, dated as of November 16, 2021, in each case, by and among the Founders, Altimar and certain other parties thereto, as further amended, restated, modified or supplemented from time to time.

(l) Section 2.02 is hereby amended and restated in entirety to read as follows:

Section 2.02 Domestication; Altimar Recapitalization. Following the Pre-Closing Reorganization, but prior to the consummation of the PIPE Investment, Altimar shall take, or cause to be taken, all actions necessary to cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Altimar Charter, in each case, in accordance with the provisions thereof and applicable Law and pursuant to

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which Altimar will change its name to Fathom Digital Manufacturing Corporation, and (b) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands in connection with the Domestication. In accordance with applicable Law, the Domestication and related documentation shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder of Altimar, without duplication, (i) each then issued and outstanding Cayman Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock; (ii) each then issued and outstanding Cayman Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Altimar Class C Common Stock and (iii) each then issued and outstanding Cayman Warrant shall convert automatically into an Altimar Warrant, pursuant to the Altimar Warrant Agreement. Effective upon and subject to the Closing, and without any action on the part of any shareholder of Altimar, (A) each issued and outstanding share of Altimar Class C Common Stock shall convert automatically, on a one-for-one basis, into a share of Altimar Class A Common Stock and (B) 2,587,500 shares of Altimar Class A Common Stock shall be automatically forfeited in accordance with the Sponsor Agreement.

(m) Section 2.03 is hereby amended and restated in entirety to read as follows:

Section 2.03 PIPE Investment.

(a) On the Closing Date, following the Domestication and prior to the consummation of the Blocker Mergers, each PIPE Investor (including, subject to Section 2.03(b), CORE Subscriber) shall pay and deliver to Altimar an amount equal to the aggregate purchase price set forth in such investor’s PIPE Subscription Agreement, and, upon such payment and in exchange therefor, Altimar hereby agrees to issue and sell to each such PIPE Investor the aggregate number of shares of Altimar Class A Common Stock set forth in such agreement. “PIPE Investment Proceeds” shall mean the aggregate amount funded and paid to Altimar by the PIPE Investors pursuant to their PIPE Subscription Agreements, and, at and immediately after the consummation of the PIPE Investment, the PIPE Investors shall, in the aggregate, hold such number of shares of Altimar Class A Common Stock as is equal to the Total PIPE Shares.

(b) Pursuant to and subject to the conditions of the CORE PIPE Subscription Agreement, if upon the consummation of the Original PIPE Investment, the Available Cash Amount will be less than $90,000,000, concurrent with the funding of the Original PIPE Investment, CORE Subscriber shall, or shall cause one or more of its Affiliates to, pay the aggregate purchase price for the CORE PIPE Investment necessary to increase the Available Cash Amount to $90,000,000; provided, however, that in no event shall the amount of the CORE PIPE Investment exceed $10,000,000.

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(n) Section 6.16(a) is hereby amended and restated in entirety to read as follows:

Altimar has delivered to Fathom true, correct and complete copies of each of the PIPE Subscription Agreements entered into by Altimar and Fathom with the applicable PIPE Investors named therein on or prior to the Execution Date (or, in the case of the CORE, Subscription Agreement, on the date of execution and delivery thereof, pursuant to which the PIPE Investors have committed to provide equity financing solely for purposes of consummating the Transactions in the aggregate amount of $80,000,000 plus the amount of the CORE PIPE Investment of up to $10,000,000, if any (such aggregate amount, the “PIPE Investment Amount”). To the knowledge of Altimar, with respect to each PIPE Investor, the PIPE Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Altimar. Each PIPE Subscription Agreement is a legal, valid and binding obligation of Altimar and, to the knowledge of Altimar, each PIPE Investor, and neither the execution or delivery by Altimar nor the performance of Altimar’s obligations under any such PIPE Subscription Agreement violates any Laws. The PIPE Subscription Agreements provide that Altimar is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between Altimar and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to Altimar the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor, and, as of the Execution Date (or, in the case of the CORE Subscription Agreement, on the date of execution and delivery thereof), Altimar does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Altimar, on the Closing Date. As of the Execution Date (or, in the case of the CORE Subscription Agreement, on the date of execution and delivery thereof), no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Altimar under any material term or condition of any PIPE Subscription Agreement that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Company the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

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(o) Section 11.03(b) is hereby amended and restated in entirety to read as follows:

Available Closing Date Cash Amount. The Available Cash Amount shall not be less than $90,000,000.

2. Miscellaneous. The terms, conditions and provisions of the Business Combination Agreement, as amended by this Amendment, remain in full force and effect. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party under the Business Combination Agreement, nor constitute a waiver or amendment of any provision of the Business Combination Agreement. This Amendment shall be governed by, and otherwise construed in accordance with, the terms of the Business Combination Agreement, as though the other provisions of this Amendment were set forth in the Business Combination Agreement. This Amendment may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

RAPID MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II
Its Sole Member

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

RAPID BLOCKER 1 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II
Its Sole Member

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]

RAPID BLOCKER 2 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II
Its Sole Member

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

RAPID BLOCKER 3 MERGER SUB, LLC

By: ALTIMAR ACQUISITION CORP. II
Its Sole Member

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]

FATHOM HOLDCO, LLC

By:	/s/ John May
Name:	John May
Title:	President

[Signature Page to Amendment No. 1 to Business Combination Agreement]

CORE FUND I BLOCKER-5 LLC

By:	/s/ John May
Name:	John May
Title:	Managing Partner

CORE FUND I BLOCKER-2 LLC

By:	/s/ John May
Name:	John May
Title:	Managing Partner

[Signature Page to Amendment No. 1 to Business Combination Agreement]

SG (MCT) BLOCKER, LLC

By:	/s/ Joshua Posner
Name:	Joshua Posner
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Business Combination Agreement]

EXHIBIT A

FATHOM DISCLOSURE SCHEDULES

SCHEDULE 10.07

[See attached.]

Schedule 10.07

Board of Directors

1.	TJ Chung (Chair)
2.	Ryan Martin
3.	John May
4.	Carey Chen
5.	Bob Nardelli
6.	Peter Leemputte
7.	Caralynn Collens
8.	Maria Green
9.	David Fisher
10.	Adam DeWitt

EXHIBIT B

FORM OF INVESTOR RIGHTS

AGREEMENT

[See attached.]

FINAL FORM

INVESTOR RIGHTS AGREEMENT

DATED AS OF [•]

AMONG

FATHOM DIGITAL MANUFACTURING CORPORATION

AND

THE OTHER PARTIES HERETO

TABLE OF CONTENTS

ARTICLE I. INTRODUCTORY MATTERS		1

1.1	Defined Terms	1

1.2	Construction	6

ARTICLE II. CORPORATE GOVERNANCE MATTERS		6

2.1	Initial Board Composition; Classified Board	6

2.2	Election of Directors	6

2.3	Company Obligations	9

2.4	Compensation	10

2.5	Other Rights of CORE Nominees	10

2.6	Director Independence	10

ARTICLE III. ADDITIONAL COVENANTS		10

3.1	Pledges or Transfers	10

3.2	Reserved	11

3.3	Lock-Up; Vesting; Transfer Restrictions and Requirements	11

ARTICLE IV. GENERAL PROVISIONS		12

4.1	Notices	12

4.2	Amendment; Waiver	12

4.3	Further Assurances	13

4.4	Assignment; Affiliated Transferees	13

4.5	Third Parties	14

4.6	Governing Law	14

4.7	Jurisdiction; Waiver of Jury Trial	14

4.8	Specific Performance	14

4.9	Entire Agreement	15

4.10	Severability	15

4.11	Table of Contents, Headings and Captions	15

4.12	Grant of Consent	15

4.13	Counterparts	15

4.14	Effectiveness	15

4.15	No Recourse	15

4.16	Obligations are Several	16

4.17	Provisions Respecting Representation of Fathom	16

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INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement is entered into as of [•] by and among Fathom Digital Manufacturing Corporation, a Delaware corporation (formerly known as Altimar Acquisition Corp. II, a Cayman Islands corporation, the “Company”), each of the Persons set forth on the signature pages hereto, as the Existing Investors as of the date hereof, and each of the other Persons from time to time party hereto.

RECITALS:

WHEREAS, in connection with the Equity Transactions (as defined below) and effective upon the consummation thereof, the parties hereto wish to set forth certain understandings between such parties in relation to the Company, including with respect to certain governance matters of the Company and other matters.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I.

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Business Combination Agreement:

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Affiliated Transferees” means, with respect to any Investor, any Affiliate thereof that is Transferred Equity Securities Beneficially Owned by such Investor as of the date hereof.

“Agreement” means this Investor Rights Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Beneficially Own” (including its correlative meanings “Beneficial Owner” and “Beneficial Ownership” and words with a similar correlative meaning) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company from time to time.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 15, 2021, by and among the Company, Fathom Opco and the other parties thereto, as amended by the Amendment to the Business Combination Agreement, dated as of November [•], 2021 (as the same may be further amended, supplemented or modified after the date hereof).

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“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Chairman” has the meaning set forth in Section 2.1.

“Class A Common Stock” means shares of class A common stock, par value $0.0001 per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation or similar transaction.

“Class A Units” means the Class A Units of limited liability company interest in Fathom OpCo (other than any such interests owned, directly or indirectly, by the Company or any of its Subsidiaries).

“Class B Common Stock” means shares of class B common stock, par value $0.0001 per share, of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation or similar transaction.

“Closing Date” means the date of the closing of the Equity Transactions in accordance with the Business Combination Agreement.

“Common Stock” means, collectively, the Class A Common Stock and Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Charter” means the Certificate of Incorporation of the Company as in effect on the date hereof and as may be amended, restated or modified and in effect from time to time.

“Control” (including its correlative meanings, “Controlled by” and “under common Control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.

“CORE Designator” means the CORE Investor, or any group of CORE Investors collectively, that then Beneficially Owns a majority of the Voting Securities Beneficially Owned by all CORE Investors.

“CORE Nominee” has the meaning assigned to such term in Section 2.2(a).

“CORE Investors” means CORE Industrial Partners Fund I, L.P., CORE Industrial Partners Fund I Parallel, L.P., any Transferee that becomes party to this Agreement as a “CORE Investor” in accordance with Section 4.4 hereof and their respective Affiliated Transferees.

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“Covered Shares” means all Equity Securities held by the Existing Investors as of the date hereof or of which the Existing Investors acquire record or Beneficial Ownership, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, other than (i) any Equity Securities purchased on the open market after the Closing Date or (ii) any Equity Securities issued pursuant to that certain Backstop Subscription Agreement, dated November [___], 2021, by and among the Company, Fathom Opco and the Subscriber listed therein.

“Director” means any director of the Company from time to time.

“Equity Securities” means any and all shares of Common Stock of the Company, and any and all securities of the Company or Fathom OpCo convertible into, or exchangeable or exercisable for (whether or not subject to contingencies or the passage of time, or both), such shares, and any options, warrants or other rights to acquire shares of Common Stock of the Company; including, without limitation, Fathom OpCo Units, restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including, without limitation, membership interests therein), whether voting or non-voting.

“Equity Transactions” means the transactions contemplated by the Business Combination Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Existing Investors” means collectively, the CORE Investors and each of the entities listed on the signature pages hereto under the heading “Existing Investors.”

“Fathom OpCo” means Fathom Holdco, LLC, a Delaware limited liability company.

“Fathom OpCo LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Fathom OpCo as in effect on the Closing Date, and as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Fathom OpCo Units” means the Class A Units.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Investors” means the Existing Investors.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required) or Governmental Order, in each case, of any Governmental Authority.

“NewCo” has the meaning set forth in Section 3.2 hereof.

“Non-Recourse Party” has the meaning set forth in Section 4.15 hereof.

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“Non-Voting Observer” has the meaning set forth in Section 2.2(c) hereof.

“Original Amount” means the aggregate number of shares of Common Stock Beneficially Owned, directly or indirectly, by the CORE Investors on the date hereof, as such number may be adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar changes in the Company’s capitalization. Notwithstanding the foregoing, in the event of a forfeiture of any Fathom Earnout Shares by any of the CORE Investors, the Original Amount shall automatically be decreased by the amount of such Fathom Earnout Shares forfeited.

“Permitted Transferee” means, with respect to any Existing Investor, (i) to any investment fund or other entity controlled or managed by or under common control with such Existing Investor; (ii) to such Existing Investor’s officers or directors or any Affiliates or family members of such Existing Investor’s officers or directors; (iii) to any limited partners, members or stockholders of such Existing Investor or any Affiliates of such Existing Investor, or any employees of such Affiliates; (iv) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such Person, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) by virtue of the Laws of the jurisdiction of incorporation or formation of such Existing Investor, as applicable, or the organizational documents of such Existing Investor, as amended from time to time, upon dissolution of such Existing Investor; or (viii) in the event of the Company’s completion of a liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction which results in the holders of all of the shares of Class A Common Stock having the right to exchange their shares for cash, securities or other property subsequent to the completion of the Equity Transactions, including the entry into an agreement in connection with such liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Subsidiary” means, with respect to any Person, any corporation, company, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or any combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock or majority ownership interest of the limited liability company, partnership, association or other business entity is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or any combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall (a) be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or (b) Control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.

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“Tier 1 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Tier 2 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Tier 3 Earnout Vesting Event” means the VWAP of the Class A Common Stock equals or exceeds $20.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Total Number of Directors” means the total number of directors comprising the Board from time to time.

“Trading Day” means a day on which the Exchange is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” (including its correlative meanings, “Transferor,” “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

“Voting Securities” means, at any time, outstanding shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors to the Board.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available), or, if no dollar volume-weighted average price is reported for such security by Refinitiv Workspace (or an equivalent successor if such page is not available) for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a majority of the independent directors then serving on the Board.

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1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

ARTICLE II.

CORPORATE GOVERNANCE MATTERS

2.1 Initial Board Composition; Classified Board. Effective as of the Closing Date, the Board shall satisfy all applicable rules and regulations of the Securities and Exchange Commission and the Exchange and is anticipated to be comprised of eleven (11) Directors, as follows: (i) ten (10) Directors designated by the CORE Designator (who shall be the initial CORE Nominees), and (ii) one (1) Director, to be jointly designated as mutually agreed by the CORE Designator and Altimar Sponsor II, LLC, who shall be independent as required by the Securities and Exchange Commission and applicable listing exchange rules and regulations. The initial chairman of the Board (the “Chairman”) is anticipated to be TJ Chung. Mr. Chung shall be appointed as the Chairman for so long as he is a member of the Board, and, thereafter, the Chairman shall be elected by a majority of the Board. The parties hereto acknowledge and agree that, consistent with the Company Charter, the Board shall be divided into three classes designated as Class I, Class II and Class III and that the Directors initially shall be allocated among such classes as set forth on Schedule B hereto.

2.2 Election of Directors.

(a) From the Effective Date, CORE Designator shall have the right, but not the obligation, to nominate to the Board a number of designees (such persons, the “CORE Nominees”) equal to at least: (i) a majority of the Total Number of Directors (as defined below), so long as the CORE Investors Beneficially Own shares of Common Stock representing at least 50% of the Original Amount (as defined below), (ii) 35% of the Total Number of Directors, in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 20% but less than 35% of the Original Amount, (iii) 20% of the Total Number of Directors, in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 10% but less than 20% of the Original Amount and (iv) 1 (one) Director (as defined below), in the event that the CORE Investors Beneficially Own shares of Common Stock representing at least 5% of the Original Amount. For purposes of calculating the number of directors that CORE Designator is entitled to designate pursuant to the immediately preceding sentence, any fractional amounts shall automatically be rounded up to the nearest whole number (e.g., 1 1/4 Directors shall equate to 2 Directors) and any such calculations shall be made after taking into account any increase in the Total Number of Directors.

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(b) In the event that CORE Designator has nominated less than the total number of designees that CORE Designator is entitled to nominate pursuant to Section 2.2(a), CORE Designator shall have the right, at any time, to nominate such additional designees to which it is entitled, in which case, the Company and the Directors shall take all necessary corporation action, to the fullest extent permitted by applicable law (including with respect to fiduciary duties under Delaware law), to (x) enable CORE Designator to nominate and effect the election or appointment of such additional individuals, whether by increasing the size of the Board, or otherwise and (y) to designate such additional individuals nominated by CORE Designator to fill such newly created vacancies or to fill any other existing vacancies.

(c) In addition to the nomination rights set forth in Section 2.2(a) above, from the Effective Date, for so long as the CORE Investors Beneficially Own shares of Common Stock representing at least 5% of the Original Amount, CORE Designator shall have the right, but not the obligation, to designate a person (a “Non-Voting Observer”) to attend meetings of the Board (including any meetings of any committees thereof) in a non-voting observer capacity. Any such Non-Voting Observer shall be permitted to attend all meetings of the Board. CORE Designator shall have the right to remove and replace its Non-Voting Observer at any time and from time to time. The Company shall furnish to any Non-Voting Observer (i) notices of Board meetings no later than, and using the same form of communication as, notice of Board meetings are furnished to Directors and (ii) copies of any materials prepared for meetings of the Board that are furnished to the Directors no later than the time such materials are furnished to the Directors; provided, that (x) such Non-Voting Observer shall be required to execute or otherwise become subject to any codes of conduct or confidentiality agreements of the Company generally applicable to directors of the Company or as the Company reasonably requests and (y) the Company reserves the right to withhold any information and to exclude such Non-Voting Observer from any meeting or portion thereof to the extent access to such materials or attendance at such meeting would be reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest; provided, further, that failure to deliver notice, or materials, to such Non-Voting Observer in connection with such Non-Voting Observer’s right to attend and/or review materials with respect to, any meeting of the Board shall not, by itself, impair the validity of any action taken by such Board at such meeting.

(d) The Company shall pay all reasonable out-of-pocket expenses incurred by the CORE Nominees and the Non-Voting Observer in connection with the performance of his or her duties as a Director or a Non-Voting Observer and in connection with his or her attendance at any meeting of the Board. In addition, as promptly as practicable following the request by any CORE Nominee who is serving as a Director, the Company shall enter into an indemnification agreement with such CORE Nominee in the form entered into with the other members of the Board.

(e) No reduction in the number of shares of Common Stock that the CORE Investors Beneficially Own shall shorten the term of any incumbent director who is serving as a CORE Nominee.

(f) In the event that any CORE Nominee shall cease to serve for any reason, CORE Designator shall be entitled, for so long as CORE Designator retains the right to nominate a CORE Nominee to fill the applicable vacant seat, to designate such person’s successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such designee shall serve the remainder of the term of the director whom such designee replaces.

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(g) If a CORE Nominee is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a nominee or for other reason is unavailable or unable to serve on the Board, CORE Designator shall be entitled, for so long as CORE Designator retains the right to nominate a CORE Nominee to fill the applicable vacant seat, to designate promptly another nominee and the director position for which the original CORE Nominee was nominated shall not be filled pending such designation.

(h) So long as CORE Designator has the right to nominate CORE Nominees under Section 2.2(a) or any such CORE Nominee is serving on the Board, the Company shall use its reasonable best efforts to maintain in effect at all times directors and officers indemnity insurance coverage in an amount determined by the Board to be reasonable and customary, and the Company Charter and Amended and Restated Bylaws (each as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law. Upon the removal or resignation of any CORE Nominee as a Director for any reason, the Company shall use commercially reasonable efforts to take all actions reasonably necessary to extend such director’s official liability insurance coverage for a period of not less than six (6) years from any such event in respect or any act or omission occurring at or prior to such event.

(i) If the size of the Board is expanded, CORE Designator shall be entitled to nominate a number of CORE Nominees to fill the newly created vacancies such that the total number of CORE Nominees serving on the Board following such expansion will be equal to that number of CORE Nominees that CORE Designator would be entitled to nominate in accordance with Section 2.2(a) if such expansion occurred immediately prior to any meeting of the stockholders of the Company called with respect to the election of members of the Board, and the Board shall appoint such CORE Nominees to the Board.

(j) During such time as the Company is required by applicable law or the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted, or admitted to trading (the “Exchange”) listing standards to have a majority of the Board comprised of “independent directors” (subject in each case to any applicable phase-in periods), CORE Nominees shall include a number of persons that qualify as “independent directors” under applicable law and the Exchange listing standards such that, together with any other “independent directors” then serving on the Board that are not CORE Nominees, the Board is comprised of a majority of “independent directors.”

(k) At any time that CORE Designator shall have any nomination rights under Section 2.2, except as required by Law or the rules and regulations of the Exchange, the Company shall not take any action, including making or recommending any amendment to the Company Charter or the Company’s Amended and Restated Bylaws that could reasonably be expected to adversely affect CORE Designator’s rights, respectively, under this Agreement, in each case without the prior written consent of CORE Designator.

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(l) Any CORE Nominee will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may object to any CORE Nominee if (a) it does so in good faith and (b) such objection is based upon any of the following: (i) such CORE Nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) such CORE Nominee was the subject of any order, judgment, or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice; or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (iii) such CORE Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (ii)(B), or to be associated with persons engaged in such activity; (iv) such CORE Nominee was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; (v) such CORE Nominee was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations; or (vi) any other reason(s) that apply by reason of applicable Law, the rules and regulations of the Exchange or Company policy. In the event the Board reasonably finds the CORE Nominee to be unsuitable based upon one or more of the foregoing clauses (i) through (vi) and reasonably objects to the identified director, the CORE Designator shall be entitled to propose a different CORE Nominee to the Board within thirty (30) calendar days of the Company’s notice to the CORE Designator of its objection to the CORE Nominee and such replacement CORE Nominee shall be subject to the review process outlined above.

2.3 Company Obligations. The Company agrees to use its reasonable best efforts to ensure that prior to the date that the CORE Investors cease to Beneficially Own shares of Common Stock representing at least 5% of the total voting power of the then outstanding Common Stock, (i) each CORE Nominee is included in the Board’s slate of nominees to the stockholders (the “Board Slate”) for each election of directors; and (ii) each CORE Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board. CORE Designator will promptly provide reporting to the Company after CORE Designator ceases to Beneficially Own shares of Common Stock representing at least 5% of the total voting power of the then outstanding Common Stock, such that Company is informed of when this obligation terminates. The calculation of the number of CORE Nominees that CORE Designator is entitled to nominate to the Board Slate for any election of directors shall be based on the percentage of the total voting power of the then outstanding Common Stock then Beneficially Owned by CORE (“CORE Voting Control”), as applicable, immediately prior to the mailing to shareholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission). Unless CORE Designator notifies

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the Company otherwise prior to the mailing to stockholders of the Director Election Proxy Statement relating to an election of directors, the CORE Nominees for such election shall be presumed to be the same CORE Nominees currently serving on the Board, and no further action shall be required of CORE Designator for the Board to include such CORE Nominees on the Board’s Slate; provided, that, in the event CORE Designator is no longer entitled to nominate the full number of CORE Nominees then serving on the Board, CORE Designator shall provide advance written notice to the Company, of which currently serving CORE Nominee(s) shall be excluded from the Board Slate, and of any other changes to the list of CORE Nominees. If CORE Designator fails to provide such notice prior to the mailing to shareholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission), a majority of the independent directors then serving on the Board shall determine which of the CORE Nominees of CORE Designator then serving on the Board will be included in the Board Slate.

2.4 Compensation. Except to the extent any CORE Designator may otherwise notify the Company with respect to such CORE Designator’s CORE Nominees, each CORE Nominee shall be entitled to compensation consistent with the Director compensation received by other Directors, including any fees and equity awards.

2.5 Other Rights of CORE Nominees. Except as provided in Section 2.3, each CORE Nominee serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall, to the maximum extent permitted by applicable Law, indemnify, exculpate, and reimburse fees and expenses of the CORE Nominees (including by entering into an indemnification agreement in a form substantially similar to the Company’s form director indemnification agreement) and provide the CORE Nominees with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Company Charter or Amended and Restated Bylaws of the Company, applicable Law or otherwise.

2.6 Director Independence. Notwithstanding anything to the contrary herein, the parties hereto shall ensure the composition of the Board will continue to meet all requirements for a company listed on the New York Stock Exchange (or such other stock exchange on which the Class A Common Stock may be listed from time to time), including with respect to director independence.

ARTICLE III.

ADDITIONAL COVENANTS

3.1 Pledges or Transfers. Upon the request of any Investor that wishes to (x) pledge, charge, hypothecate or grant security interests in any or all of the shares of Common Stock or Fathom OpCo Units held by it, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit or (y) subject to Section 3.3, sell or transfer any or all of the shares of Common Stock or Fathom OpCo Units held by it, including to a third party investor, the Company agrees, subject to applicable Law, to cooperate with such Investor in taking any action (and, to the extent necessary, shall cause Fathom OpCo to take any action) reasonably necessary to consummate any such pledge, charge, hypothecation, grant or transfer, including

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without limitation, but subject to applicable Law, delivery of letter agreements to lenders in form and substance reasonably satisfactory to such lenders (which may include agreements by the Company in respect of the exercise of remedies by such lenders), instructing the transfer agent to transfer any such shares of Common Stock subject to the pledge, hypothecation or grant into the facilities of The Depository Trust Company without restricted legends and cooperating in diligence or other matters as may reasonably requested by any Investor in connection with a proposed transfer.

3.2 Reserved.

3.3 Lock-Up; Vesting; Transfer Restrictions and Requirements.

(a) Lock-Up. For the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (such applicable period, the “Existing Investor Lock-Up Period”), each Existing Investor agrees with the Company that it shall not, and shall cause any other holder of record of such Existing Investor’s Covered Shares not to, Transfer any of such Existing Investor’s Covered Shares.

(b) Vesting. Each Existing Investor and the Company agrees that, from and after the Closing, [_____] shares of Class A Common Stock issued to the CORE Investors shall be unvested and restricted and that such shares shall vest as follows: (i) one third ([_____]) of such shares (the “Tier 1 Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 1 Earnout Vesting Event, (ii) one third ([_____]) of such shares (the “Tier 2 Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 2 Earnout Vesting Event and (iii) one third ([_____]) of such shares (the “Tier 3 Earnout Shares” and, collectively with the Tier 1 Earnout Shares and Tier 2 Earnout Shares, the “Earnout Shares”) shall vest automatically and cease to be subject to any restrictions hereunder as of immediately prior to the occurrence of a Tier 3 Earnout Vesting Event; provided that, during the Existing Investor Lock-Up Period, Section 3.3(a) hereof shall apply with respect to all Earnout Shares.

(c) Forfeiture. To the extent that, on or prior to the fifth (5th) anniversary of the Closing Date, (i) a Tier 1 Earnout Vesting Event shall not have occurred, all outstanding Tier 1 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration, (ii) a Tier 2 Earnout Vesting Event shall not have occurred, all outstanding Tier 2 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration, and (iii) a Tier 3 Earnout Vesting Event shall not have occurred, all outstanding Tier 3 Earnout Shares that shall not have been vested shall automatically be forfeited and surrendered to the Company for no consideration and any dividends or distributions previously declared in respect of such shares shall also be forfeited to the Company for no consideration. Following such forfeiture, such Earnout Shares shall be canceled, no longer be outstanding and become void and of no further force and effect.

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(d) Transfer Restrictions. Following termination of the Existing Investor Lock- Up Period, (i) unvested Earnout Shares shall not be Transferable and (ii) vested Earnout Shares shall be Transferable only to an Investor’s Permitted Transferees.

(e) Transfer Conditions. As a condition to any Transfer to a Permitted Transferee permitted by this Section 3.3, each Transferee must enter into a written agreement with the Company agreeing to be bound by the provisions contained in this Section 3.3. Any Transfer in violation of the provisions of this Section 3.3 shall be null and void ab initio and of no force or effect.

(f) Tax Treatment. The parties hereto intend that, for U.S. federal and all applicable state and local income tax purposes, the amount of any dividends declared with respect to the Earnout Shares not be reported as taxable income (on IRS Form 1099 or otherwise) to the holders thereof unless and until such dividends are paid in cash or in kind, as the case may be. The parties to this Agreement shall not take any position inconsistent with the intent set forth in this Section 3.3(f) except to the extent otherwise required by a law.

ARTICLE IV.

GENERAL PROVISIONS

4.1 Notices. Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and shall be either personally delivered, sent by email or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other Person as set forth on Schedule A hereto or as the recipient party has specified by prior written notice to the sending party. Notices and other such documents will be deemed to have been given or made hereunder when delivered personally or sent by email and one (1) Business Day after deposit with a reputable overnight courier service.

If to the Company:

Fathom Digital Manufacturing Corporation

1050 Walnut Ridge Dr.

Hartland, WI 53029

Attn: Chief Executive Officer

If to any of the Investors or any other Person who becomes party to this Agreement, to such Person’s address as set forth on Schedule A hereto (as may be updated from time to time by the Company upon written notice thereof in accordance with this Section 4.1).

4.2 Amendment; Waiver.

(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company and Investors holding a majority of the Voting Securities then held by all Investors in the aggregate; provided, however, that any modification or amendment (i) to Section 2.1, Section 2.2, Section 2.3 or this Section 4.2 shall also require the approval of the CORE Designator and (ii) that would adversely affect the rights of, or impose any additional obligations on, any of the Existing Investors hereunder shall also require the approval

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of each of the affected Existing Investors, as applicable. Notwithstanding the foregoing or anything to the contrary herein, any material modification or amendment to or waiver of Section 2.1, Section 2.2, Section 2.3, Section 2.4, Section 3.3 or this Section 4.2 (and in each case any related definitions hereunder), or to any of the other terms and provisions of this Agreement that provides the CORE Investors or any of their respective Affiliates or other Permitted Transferees with material additional rights or benefits in their capacity as a stockholder of the Company not contemplated by this Agreement as of the Closing Date or removes or waives transfer restrictions or enhances director nomination rights, shall in each case also require the approval of a majority of the independent directors then serving on the Board.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.

4.3 Further Assurances. Subject to Section 10.01(f) of the Business Combination Agreement, the parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by applicable Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, any Investor being deprived of the rights contemplated by this Agreement.

4.4 Assignment; Affiliated Transferees.

(a) The rights and obligations hereunder shall not be assignable without the prior written consent of the other parties hereto; provided, however, that, upon written notice to the Company, CORE Designator may assign to any of the CORE Investors or any Affiliate of CORE Designator (other than a portfolio company) all of its rights hereunder and, following such assignment, such assignee shall be deemed to be “CORE Designator” for all purposes hereunder and, if not already a party to this Agreement, such assignee shall execute and deliver to the Company a joinder to this Agreement evidencing its agreement to become a party to and to be bound by all of the applicable provisions of this Agreement as a “CORE Designator” hereunder. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.

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(b) Any Affiliated Transferee of an Investor who acquires Beneficial Ownership of any Equity Securities must concurrently with becoming an equityholder execute and deliver to the Company a counterparty copy of this Agreement or a joinder hereto agreeing to be bound by the terms and conditions of this Agreement on the same terms as the applicable Investor.

4.5 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third-party beneficiary hereto.

4.6 Governing Law. THIS AGREEMENT AND ITS ENFORCEMENT AND ANY CONTROVERSY ARISING OUT OF OR RELATING TO THE MAKING OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY IN THAT STATE, WITHOUT REGARD TO ANY LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OR CHOICE OF LAW OR OTHERWISE.

4.7 Jurisdiction; Waiver of Jury Trial. Each party hereto hereby (i) agrees that any action, directly or indirectly, arising out of, under or relating to this Agreement shall exclusively be brought in and shall exclusively be heard and determined by the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction, any federal court within the State of Delaware (and if both such courts decline to accept jurisdiction, any other state court located in the State of Delaware), and, in each case, any appellate court therefrom, and (ii) solely in connection with the action(s) contemplated by subsection (i) hereof, (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts identified in subsection (i) hereof, (B) irrevocably and unconditionally waives any objection to the laying of venue in any of the courts identified in clause (i) of this Section 4.7, (C) irrevocably and unconditionally waives and agrees not to plead or claim that any of the courts identified in such clause (i) is an inconvenient forum or does not have personal jurisdiction over any party hereto, (D) irrevocably and unconditionally agrees that it is not entitled to any immunity on the basis of sovereignty or otherwise (and waives and agrees not to claim any immunity or right to claim immunity from any such action or proceeding brought in any of the courts identified in clause (i) of this Section 4.7) and (E) agrees that mailing of process or other papers in connection with any such action in the manner provided in Section 4.1 hereof or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE SERVICES CONTEMPLATED HEREBY.

4.8 Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and agrees that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to seek specific performance of this Agreement without the posting of a bond.

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4.9 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

4.10 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law, and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

4.11 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

4.12 Grant of Consent. Any consent or approval of, or designation by, or any other action of, an CORE Designator (in its capacity as such) hereunder shall be effective if notice of such consent, approval, designation or action is provided to the Company in accordance with Section 4.1 hereof by the applicable CORE Designator as of the latest date any such notice is so provided to the Company.

4.13 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable). The parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

4.14 Effectiveness. This Agreement shall become effective upon the Closing Date.

4.15 No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, equityholder, agent, attorney or representative of any party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, equityholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

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4.16 Obligations are Several. For the avoidance of doubt, except as expressly provided in this Agreement, all obligations, representations, warranties, covenants and agreements of each party hereto contained in this Agreement are several and not joint.

4.17 Provisions Respecting Representation of Fathom. Each of the parties hereto hereby, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, recognizes that Winston & Strawn LLP (“Counsel”) has served and may serve as counsel to some or all of the CORE Investors, Fathom OpCo, CORE Fund I Blocker-5 LLC (“Fathom Blocker 1”) and CORE Fund I Blocker-2, LLC (“Fathom Blocker 2” and, together with Fathom Blocker 1, the “Fathom Blockers”), on the one hand, and the equityholders of the CORE Investors, Fathom Blocker 1 and Fathom Blocker 2 and their respective Affiliates (individually and collectively, the “Seller Group”), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and agrees that, following consummation of the transactions contemplated hereby, Counsel (or any of their respective successors) may serve as counsel to any member of the Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of the Seller Group, in connection with any Action (as defined in the Business Combination Agreement) or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Company, Fathom OpCo and/or any of their respective Subsidiaries, and each of the Parties (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties hereto agree to take the steps necessary to ensure that any privilege attaching as a result of Counsel representing the Company, Fathom OpCo and/or any of their respective Subsidiaries or any member of the Seller Group in connection with the transactions contemplated by this Agreement shall survive the Closing (as defined in the Business Combination Agreement) and shall remain in effect, provided that with respect to any Privileged Communications such privilege from and after the Closing shall be controlled by the Unitholder Representative (as defined in the Business Combination Agreement). As to any privileged attorney-client communications prior to the Closing between (x) Counsel and Fathom OpCo or Counsel and any of Fathom OpCo’s Subsidiaries, (y) Counsel and the Fathom Blockers or (z) Counsel and any equityholders of Fathom OpCo, Fathom Blocker 1 and Fathom Blocker 2 or their respective Affiliates, in each case in connection with the transactions contemplated by this Agreement prior to the Closing Date (collectively, the “Privileged Communications”), The Company, Fathom OpCo and each of their respective Subsidiaries, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. In addition, if the mergers and the other transactions contemplated by the Business Combination Agreement are consummated, all Privileged Communications related to such transactions will become the property of the Unitholder Representative, and none of the Company, Fathom OpCo, any of their respective Subsidiaries or any of their respective Affiliates, Subsidiaries, successors or assigns shall take any action based on any copies of such records or

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intentionally access them, subject to the following sentence. In the event that the Company is legally required or requested by any Governmental Authority to access or obtain a copy of all or a portion of the Privileged Communications, the Company shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such legal requirement or request; provided that the Company shall promptly notify the Unitholder Representative so that the Unitholder Representative can seek a protective order, at its sole cost and expense (it being agreed that in no event shall any of the foregoing Persons be required to commence or pursue any litigation), and the Company agrees to use commercially reasonable efforts to assist therewith.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

COMPANY:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

EXISTING INVESTORS:

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:
Name:
Title:

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

EXISTING INVESTORS (continued):

[__________]

By:
Name:
Title:

[__________]

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

SCHEDULE A

NOTICE ADDRESSES

(To come.)

SCHEDULE B

CLASSIFIED BOARD

(To come.)

EXHIBIT C

FORM OF REGISTRATION RIGHTS

AGREEMENT

[See attached.]

Final Form

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of, 2021, is made and entered into by and among:

(i) Fathom Digital Manufacturing Corporation, a Delaware corporation formerly known as Altimar Acquisition Corp. II, a Cayman Islands limited exempt company prior to the consummation of the Transactions (as defined below) (such Delaware corporation following the consummation of the Transactions, the “Company”);

(ii) Altimar Sponsor II LLC, a Delaware limited liability company (“Sponsor”) and certain other equityholders of the Company as set forth on Schedule A hereto (together with their successors and permitted assigns, the “Sponsor Investors”); and

(iii) certain direct and indirect equityholders of Fathom Holdco, LLC, a Delaware limited liability company (“Fathom OpCo”), as set forth on Schedule B hereto (collectively, the “Existing Investors” and, together with the Sponsor Investors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Investor” and collectively the “Investors”).

RECITALS

WHEREAS, Altimar Acquisition Corp. II (“Altimar”) and Sponsor, are party to that certain Registration and Shareholder Rights Agreement, dated as of February 4, 2021, with each of the other individuals party thereto (the “Original RRA”);

WHEREAS, the Company and Fathom OpCo, are party to that certain Business Combination Agreement, dated as of July 15, 2021 and amended on November 16, 2021 (as it may be further amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, following the consummation of the Transactions, Altimar will be renamed “Fathom Digital Manufacturing Corporation”; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Company and the Investors desire to enter into this Agreement, pursuant to which the Company shall grant the Investors certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Altimar” shall have the meaning given in the recitals hereto.

“Agreement” shall have the meaning given in the Preamble hereto.

“Backstop Shares” shall mean the shares issued pursuant to the CORE Subscription Agreement (as defined in the Business Combination Agreement).

“Board” means the board of directors of the Company.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Class A Common Stock” shall mean the Class A common stock of the Company, par value $0.0001 per share.

“Class A Units” means the Class A Units of limited liability company interest in Fathom OpCo (other than any such interests owned, directly or indirectly, by the Company or any of its subsidiaries).

“Class B Common Stock” shall mean the Class B Common Stock of the Company, par value $0.0001 per share.

“Closing” shall have the meaning given in the Business Combination Agreement.

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“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the Class A Common Stock and the Class B Common Stock.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“CORE Investor” shall mean any Investor comprising (i) CORE Industrial Partners Fund I, L.P., (ii) CORE Industrial Partners Fund I Parallel, L.P. and (iii) their respective Affiliates and the successors and permitted assigns and transferees of such entities and their respective Affiliates.

“Demanding Investor” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Investors” shall have the meaning given in the Preamble hereto.

“FINRA” the Financial Industry Regulatory Authority Inc.

“Forfeiture and Support Agreement” shall mean the Forfeiture and Support Agreement, dated as of July 15, 2021 and amended on November 16, 2021, by and among Altimar Acquisition Corp. II, Fathom OpCo, Sponsor, the Sponsor Investors and the other parties thereto, as the same may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Investor Information” shall have the meaning given in Section 4.1.2.

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“Investors” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Investor Rights Agreement” shall mean the Investor Rights Agreement, dated as of the date hereof, by and among the Company and the other parties thereto, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Lock-Up Period” shall mean: (i) with respect to the Existing Investors, the Existing Investor Lock-Up Period (as defined in the Investor Rights Agreement) and (ii) with respect to the Sponsor Investors, the transfer restrictions set forth in Section 9 of the Forfeiture and Support Agreement.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom an Investor of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-Up Period pursuant to the Investor Rights Agreement.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Class A Common Stock held by an Investor immediately following the Closing (including shares of Common Stock issuable pursuant to the Business Combination Agreement, upon the redemption of the Class B Common Stock and upon the exchange of Class A Units), (b) any warrants or any shares of Common Stock that may be acquired by Investors upon the exercise of a warrant or other right to acquire Common Stock held by an Investor immediately following the Closing, (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or

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owned by an Investor following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Investor; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. It is agreed and understood that for purposes of this Agreement, the term Registrable Security shall not include the Backstop Shares.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

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(F) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Investors in an Underwritten Offering.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Investors” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Investors” shall have the meaning given in the Preamble,

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

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“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall file within 30 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S¬3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Investor named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3 and, in any event, within 10 days following such date.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Investor named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after

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the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Additional Registerable Securities. In the event that any Investor holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a CORE Investor or any Sponsor Investor, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any CORE Investor or any Sponsor Investor (any of such Investors being, in such case, a “Demanding Investor”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Investor with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Demanding Investor initiating the request shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 2.1.4 and this Agreement, there shall be no limit to the number of Underwritten Shelf Takedowns that may be requested by any Demanding Investor. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Investors and the Investors requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Investors”) (if any) in writing that the dollar amount or number of Registrable Securities

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that the Demanding Investors and the Requesting Investors (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities the following: (i) first, the Registrable Securities of the Demanding Investors and the Requesting Investors (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Investor and Requesting Investor (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Investors and Requesting Investors have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities, (ii) second, to the extent that the Maximum Number of Securities has not been reached under Section 2.1.5(i), the Common Stock or other equity securities that Company desires to sell, which can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under Section 2.1.5(i) and 2.1.5 (ii), the Common Stock or other equity securities of any other Investor or any other person that Company is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Investor to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Investors accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Investors initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Core Investor or a Sponsor Investor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by such Investors or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall not constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Investors that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6.

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2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Investor proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Investors of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Investors of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Investors may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Investors pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Investor’s Registrable Securities in a Piggyback Registration shall be subject to such Investor’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Investors of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or

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number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Investors of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Investor has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Investors have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a request by persons or entities other than the Investors of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Investors of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Investor has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Investors have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been

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reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) If the Registration or registered offering is pursuant to a request by Investor(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Investor of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Investor is given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Investor agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Investors).

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2.4 Block Trades.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Investor wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $50 million or (y) all remaining Registrable Securities held by the Demanding Investor, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Investor need only to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Investors representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use reasonable best efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Investors initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Investor pursuant to this Agreement.

2.4.4 The Demanding Investor initiating a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks).

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

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3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Investor or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Investors of Registrable Securities included in such Registration, and such Investors’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Investors of Registrable Securities included in such Registration or the legal counsel for any such Investors may request in order to facilitate the disposition of the Registrable Securities owned by such Investors;

3.1.4 prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Investors of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Investors that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Investors of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

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3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Investors at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Investors, the Underwriters, if any, and any attorney or accountant retained by such Investors or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Investors;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Investors, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Investors, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Investors;

3.1.13 in the event of any Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

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3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investors, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Investors that the Investors shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Investors.

3.3 Requirements for Participation in Registration Statement Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Investor does not provide the Company with its requested Investor Information, the Company may exclude such Investor’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Investor continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of an Investor’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

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3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

3.4.3 (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Investors have requested an Underwritten Shelf Takedown and the Company and such Investors are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Investors, delay any other registered offering pursuant to Section 2.1.4 or 2.4. Notwithstanding anything to the contrary contained in this Agreement and except for the obligations set forth in Section 2.1.1 and Section 2.2.2, no Registration shall be effected or permitted, no Registration Statement shall become effective, and no notice shall be refused to be delivered with respect to any Registrable Securities held by any Investor, until after the expiration of the Lock-Up Period applicable to the securities.

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3.5 Reporting Obligations. As long as any Investor shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Investors with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Investors pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Investor may reasonably request, all to the extent required from time to time to enable such Investor to sell shares of Common Stock held by such Investor without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Investor, the Company shall deliver to such Investor a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Investor of Registrable Securities, its officers, directors and agents and each person who controls such Investor (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Investor expressly for use therein.

4.1.2 In connection with any Registration Statement in which an Investor of Registrable Securities is participating, such Investor shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Investor Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Investor expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among

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such Investors of Registrable Securities, and the liability of each such Investor of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Securities pursuant to such Registration Statement. The Investors of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Investor of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Investor’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the

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indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Investor under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Investor in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company;                 , and if to any Investor, at such Investor’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 An Investor may assign or delegate such Investor’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.

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5.2.3 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

5.2.4 Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.2.4 shall be null and void, ab initio.

5.2.5 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.3 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5.5 Jurisdiction; Waiver of Jury Trial.

5.5.1 Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

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5.5.2 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Investors of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be materially adverse to the rights or obligations hereunder of any Investor that owns at least five percent (5.0%) of the Registrable Securities, the prior written consent of such Investor shall also be required; provided further that in the event any such waiver, amendment or modification would be (i) materially adverse to the rights or obligations hereunder of any Investor in a manner disproportionate to the other Investors or (ii) materially adverse to the rights and obligations personal to an Investor or specifically refer to such Investor by name, the prior written consent of such Investor shall also be required. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Investors with respect to any shares or securities of Altimar or Fathom OpCo granted under any other agreement, including, but not limited to, the Original RRA, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8 Term. This Agreement shall terminate with respect to any Investor on the date that such Investor no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Investor Information. Each Investor agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Investor in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

EXISTING INVESTORS:

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:
Name:
Title:

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:
Name:
Title:

EXISTING INVESTORS (continued):

By:
Name:
Title:

By:
Name:
Title:

SPONSOR INVESTORS

ALTIMAR SPONSOR II, LLC

By:
Name:
Title:

EQUITYHOLDER

By:
Name: Kevin Beebe

EQUITYHOLDER

By:
Name: Payne Brown

EQUITYHOLDER

By:
Name: Rick Jelinek

EQUITYHOLDER

By:
Name: Roma Khanna

EQUITYHOLDER

By:
Name: Michael Rubenstein

EQUITYHOLDER

By:
Name: Vijay Sondhi

EQUITYHOLDER

By:
Name: Michael Vorhaus

SCHEDULE A

Sponsor Equityholders

Altimar Sponsor II, LLC

Kevin L. Beebe

Payne D. Brown

Richard M. Jelinek

Roma Khanna

Michael Rubenstein

Vijay K. Sondhi

Michael Vorhaus

SCHEDULE B

(To come.)

EXHIBIT D

FORM OF TAX RECEIVABLE AGREEMENT

[See attached.]

TAX RECEIVABLE AGREEMENT

by and among

FATHOM DIGITAL MANUFACTURING CORPORATION,

FATHOM HOLDCO, LLC,

the several EXCHANGE TRA PARTIES (as defined herein),

the several BLOCKER TRA PARTIES (as defined herein),

and

OTHER PERSONS FROM TIME TO TIME PARTY HERETO

Dated as of [[●]], 2021

i

Annexes and Exhibits

Annex A - Exchange TRA Parties

Annex B - Blocker TRA Parties

Exhibit A - Form of Joinder Agreement1

[1]	Form of Joinder Agreement to come.

ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), dated [[●]], 2021, is hereby entered into by and among Fathom Digital Manufacturing Corporation, a Delaware corporation (the “Corporation”), Fathom Holdco, LLC, a Delaware limited liability company (the “Company”), each of the Exchange TRA Parties from time to time party hereto, each of the Blocker TRA Parties from time to time party hereto, and CORE Industrial Partners Management LP, in its capacity as TRA Party Representative. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1. 1.

RECITALS

WHEREAS, certain of the Blocker TRA Parties were previously direct or indirect owners of the Blockers, and as a result of their previous ownership of the Blockers, the Blocker TRA Parties previously indirectly held interests in the Company through the Blockers;

WHEREAS, the Exchange TRA Parties hold (or prior to an Exchange will hold) Company Units;

WHEREAS, the Company is classified as a partnership for U.S. federal income tax purposes;

WHEREAS, each Blocker was, prior to merging with and into the Corporation pursuant to the Business Combination, classified as a corporation for United States federal income tax purposes;

WHEREAS, the Corporation, the Company, the Blockers, the Blocker Merger Subs and the Company Merger Sub entered into that certain Business Combination Agreement, dated as of July 15, 2021 (the “Business Combination Agreement”), pursuant to which, among other things (a) (i) Blocker Merger Sub 1 merged with and into Blocker 1, with Blocker 1 surviving, (ii) Blocker Merger Sub 2 merged with and into Blocker 2, with Blocker 2 surviving, and (iii) Blocker Merger Sub 3 merged with and into Blocker 3, with Blocker 3 surviving, (b) each Blocker subsequently merged with and into the Corporation, with the Corporation surviving, and (c) the Company Merger Sub merged with and into the Company, with the Company surviving as a Subsidiary of the Corporation (the “Business Combination”);

WHEREAS, as a result of or in connection with the Business Combination, the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Blocker Pre-BCA Covered Tax Assets;

WHEREAS, pursuant to the transactions undertaken pursuant to, or in connection with, the Business Combination Agreement, one or more of the Exchange TRA Parties will be treated for U.S. federal income tax purposes as selling all or a portion of such TRA Party’s Company Units to the Corporation (the “Initial Sale”);

WHEREAS, on and after the date hereof, pursuant to, and subject to the provisions of, the Company LLC Agreement, each Exchange TRA Party has the right from time to time to require the Company to redeem (a “Redemption”) all or a portion of such TRA Party’s Company Units for shares of Class A Common Stock, which Redemption may be effected by the Corporation effecting a direct exchange (a “Direct Exchange”) of shares of Class A Common Stock for such

Company Units, and as a result of such Redemptions or Direct Exchanges the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Exchange Covered Tax Assets;

WHEREAS, the income, gain, loss, expense, deduction and other Tax items of the Corporation may be affected by the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets;

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effects of the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets;

NOW, THEREFORE, in connection with the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.    Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for Taxes of (a) the Corporation and (b) without duplication, the Company, but in the case of this clause (b) only with respect to Taxes imposed on the Company and allocable to the Corporation (as reasonably determined by the Corporation); provided, that the actual liability for Taxes described in clauses (a) and (b) shall be calculated (i) using the Assumed State and Local Tax Rate, solely for purposes of calculating the state and local Actual Tax Liability of the Corporation and the Company, and (ii) assuming, solely for purposes of calculating the liability for U.S. federal income Taxes, in order to prevent double counting, that state and local income and franchise Taxes are not deductible by the Corporation for U.S. federal income Tax purposes.

“Advance Payment” is defined in Section 3.1(b) of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of LIBOR plus 100 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.3(b) of this Agreement.

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of the product of (x) the Corporation’s income and franchise Tax apportionment rate(s) for each state and local jurisdiction in which the Corporation or the Company (or any of their Subsidiaries that are treated as partnerships or disregarded entities for U.S. federal or applicable state or local tax purposes) files income or franchise Tax Returns for the relevant Taxable Year and (y) the highest corporate income and franchise Tax rate(s) for each such state and local jurisdiction in which the Corporation, the Company, or such applicable Subsidiaries file income or franchise Tax Returns for each relevant Taxable Year; provided, that solely in respect of the Corporation, to the extent that state and local income and franchise Taxes are deductible for U.S. federal income tax purposes by the Corporation for the relevant Taxable Year, the Assumed State and Local Tax Rate calculated pursuant to the foregoing shall be reduced by the assumed federal income Tax benefit received by the Corporation with respect to state and local jurisdiction income and franchise Taxes (with such benefit calculated as the product of (a) the Corporation’s marginal U.S. federal income tax rate for the relevant Taxable Year and (b) the Assumed State and Local Tax Rate (without regard to this proviso)).

“Attributable” is defined in Section 3.1(b) of this Agreement.

“Attribute Schedule” is defined in Section 2.1 of this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy.”

“BCA Basis” means the Tax basis, determined as of the time immediately prior to the Business Combination, in the Reference Assets that are amortizable under Section 197 of the Code or that are otherwise reported as amortizable on IRS Form 4562 for U.S. federal income Tax purposes to the extent depreciation or amortization with respect to such basis will be allocable to the Corporation (including, for the avoidance of doubt, as a result of Section 704(c) of the Code) as a result of any cash payments made to the Company in exchange for Company Units pursuant to the Business Combination. For the avoidance of doubt, BCA Basis shall not include Blocker Party Basis Adjustments or Exchange Party Basis Adjustments. BCA Basis shall be attributable to each Blocker TRA Party and Exchange TRA Party in amounts determined by the Corporation in good faith taking into account each Blocker TRA Party’s and each Exchange TRA Party’s relative ownership of the Company immediately prior to the Business Combination.

“Blocker 1” means CORE Fund I Blocker-5 LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker 2” means CORE Fund I Blocker-2 LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker 3” means SG (MCT) Blocker, LLC, a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

“Blocker Merger Sub 1” means Rapid Blocker 1 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Sub 2” means Rapid Blocker 2 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Sub 3” means Rapid Blocker 3 Merger Sub, LLC, a Delaware limited liability company.

“Blocker Merger Subs” means, collectively, Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3.

“Blocker Party Basis Adjustment” means the increase or decrease to the Tax basis of, or the Corporation’s share of, the Tax basis of the Reference Assets under Section 734(b), 743(b) and 754 of the Code and, in each case, the comparable sections of U.S. state and local tax law, in each case, as a result of the application of Section 362(b) of the Code, to the extent applicable, with respect to any cash payments made to the Blocker TRA Parties as part of the Business Combination and any payments made under this Agreement; provided, that any Tax basis included in BCA Basis shall be excluded from the determination of the Blocker Party Basis Adjustment.

“Blocker Pre-BCA Covered Tax Assets” means, with respect to a Blocker TRA Party, in each case, without duplication:

(i)

any net operating loss, capital loss, disallowed interest expense under Section 163(j) of the Code, or tax credit of any Blocker that has accrued or otherwise relates to taxable periods (or portions thereof) beginning prior to the Closing Date (including, for the avoidance of doubt, any transaction tax deductions to the extent resulting in a net operating loss), provided, that, in the case of a taxable period of a Blocker beginning on or prior to the Closing Date and ending after the Closing Date (a “Blocker Straddle Period”), the attributes of such Blocker that are treated as accruing or otherwise relating to a taxable period (or portion thereof) beginning prior to the Closing Date shall for purposes of this Agreement be calculated based on an interim closing of the books as of the close of the Closing Date (and for such purpose, the taxable period of any partnership or other passthrough entity in which such Blocker owns a beneficial interest shall be deemed to terminate at such time), except that the amount of exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, with respect to such Blocker Straddle Period for property placed into service prior to the Closing Date shall be treated as apportioned on a daily basis;

(ii)	BCA Basis attributable to a Blocker TRA Party;

(iii)	Blocker Party Basis Adjustments; and

(iv)	Imputed Interest reasonably determined to be allocable to payments pursuant to this Agreement arising from the items described in clause (i), (ii) and (iii) of this definition.

For the avoidance of doubt, Blocker Pre-BCA Covered Tax Assets shall include any carryforwards, carrybacks or similar attributes that are attributable to the Tax items described in clauses (i)-(iii).

“Blocker Straddle Period” is defined in the definition of “Blocker Pre-BCA Covered Tax Assets.”

“Blocker TRA Parties” means the Persons listed in Annex B.

“Blockers” means, collectively, Blocker 1, Blocker 2 and Blocker 3.

“Board” means the board of directors of the Corporation.

“Business Combination” has the meaning set forth in the Recitals.

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Business Day” has the meaning set forth in the Business Combination Agreement.

“Change of Control” means the occurrence of any of the following events or series of related events after the date hereof:

(i)

any Person, or group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act (as defined in the Company LLC Agreement), or any successor provisions thereto, is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing more than 50% of the combined voting power of the Corporation’s then-outstanding voting securities (other than a group formed pursuant to the Investor Rights Agreement);

(ii)

there is consummated a merger, consolidation or similar business transaction involving the Corporation with any other Person or Persons, and, either (a) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (b) immediately after the consummation of such transaction, the voting securities of the Corporation immediately prior to such transaction do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such transaction or, if the surviving company is a subsidiary, the ultimate parent thereof; or

(iii)

the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of assets of the Company), other than such sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Corporation in substantially the same proportions as their ownership of the Corporation immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (iii) above, a “Change of Control” shall not be deemed to have occurred (x) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the ultimate beneficial owners of the Class A Common Stock and Class B Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares or equity of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions or (y) by virtue of the consummation of any transaction or series of transactions, immediately following which, the Corporation and one or more other entities (the “Other Constituent

Companies”) shall have become separate wholly-owned Subsidiaries of a holding company, and the ultimate beneficial owners of the Class A Common Stock and Class B Common Stock immediately prior to such transaction or series of transactions, together with the ultimate beneficial owners of the outstanding equity interests in the Other Constituent Companies immediately prior to such transaction or series of transactions, shall have become the equityholders of the new holding company in exchange for their respective equity interests in the Corporation and the Other Constituent Companies, and such transaction or transactions would not otherwise constitute a “Change of Control” assuming references to the Corporation are references to such holding company.

“Class A Common Stock” means Class A common stock, $0.001 par value per share, of the Corporation.

“Class B Common Stock” means Class B common stock, $0.001 par value per share, of the Corporation.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to this Agreement.

“Company LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Company Merger Sub” means Rapid Merger Sub, LLC, a Delaware limited liability company.

“Company Units” has the meaning given to the term “Class A Units” in the Company LLC Agreement. For the avoidance of doubt, except as the context otherwise requires, and without duplication, the term “Company Unit” shall include any interests in the Company sold or deemed sold in the Initial Sale.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or other agreement.

“Corporation” is defined in the preamble to this Agreement.

“Cumulative Net Realized Tax Benefit” as of the end of a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation (excluding, for the avoidance of doubt, the Taxable Years of the Blockers ending on the Closing Date), up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments of the Corporation for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination.

“Default Rate” means a per annum rate of LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of law, as applicable, or any other event that finally and conclusively establishes the amount of any liability for tax and shall also include the acquiescence of the Corporation to the amount of any assessed liability for Tax.

“Direct Exchange” is defined in the recitals to this agreement.

“Early Termination Agreed Rate” means LIBOR plus 100 basis points.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” is defined in Section 4.2 of this Agreement.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (i) 6.50% per annum, compounded annually, and (ii) the Early Termination Agreed Rate.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Exchange” means (a) the Initial Sale and (b) any Direct Exchange or Redemption or taxable purchase (as determined for U.S. federal income tax purposes) of Company Units by the Corporation from an Exchange TRA Party.

“Exchange Basis” means the Tax basis of the Reference Assets that are amortizable under Section 197 of the Code or that are otherwise reported as amortizable on IRS Form 4562 for U.S. federal income Tax purposes associated with the Company Units transferred upon an Exchange, determined as of the time immediately prior to such Exchange; provided, that any Tax basis included in BCA Basis shall be excluded from the determination of the Exchange Basis.

“Exchange Covered Tax Assets” means, with respect to an Exchange TRA Party, in each case, without duplication:

(i)	BCA Basis attributable to an Exchange TRA Party and Exchange Basis;

(ii)	Exchange Party Basis Adjustments; and

(iii)	Imputed Interest reasonably determined to be allocable to payments pursuant to this Agreement arising from the items described in clause (i) and (ii) of this definition.

For the avoidance of doubt, Exchange Covered Tax Assets shall include any carryforwards or similar attributes that are attributable to the Tax items described in clauses (i) through (iii).

“Exchange Party Basis Adjustment” means the increase or decrease to the Tax basis of, or the Corporation’s share of, the Tax basis of the Reference Assets (i) under Section 734(b), 743(b) and

754 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, the Company remains a partnership for U.S. federal income tax purposes) and (ii) under Sections 732, 734(b) and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, the Company becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement; provided, that any Tax basis included in BCA Basis or Exchange Basis shall be excluded from the determination of the Exchange Party Basis Adjustment. For the avoidance of doubt, the preceding proviso shall not exclude any decrease in the Tax basis of Reference Assets that offset any Tax basis included in BCA Basis or Exchange Basis. Notwithstanding any other provision of this Agreement, the amount of any Exchange Party Basis Adjustment resulting from an Exchange of one or more Company Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Exchange TRA Parties” means the Persons listed on Annex A.2

“Expert” is defined in Section 6.2 of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of (a) the Corporation and (b) without duplication, the Company, but in the case of this clause (b) only with respect to Taxes imposed on the Company and allocable to the Corporation, in each case using the same methods, elections, conventions, and practices used on the relevant Corporation Tax Return; provided, that the liability for Taxes described in clauses (a) and (b) shall be calculated (i) without taking into account the Blocker Pre-BCA Covered Tax Assets or the Exchange Covered Tax Assets, (ii) using the Assumed State and Local Tax Rate, solely for purposes of calculating the state and local hypothetical tax liability of the Corporation and the Company, and (iii) assuming, solely for purposes of calculating the liability for U.S. federal income Taxes, in order to prevent double counting, that state and local income and franchise Taxes are not deductible by the Corporation for U.S. federal income Tax purposes.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under the provisions of the Code with respect to the Corporation’s payment obligations in respect of such TRA Party under this Agreement.

“Independent Directors” means the members of the Board other than members of the Board that have been appointed or designated by a TRA Party or its Affiliates.

“Initial Sale” is defined in the recitals to this agreement.

“Interest Amount” is defined in Section 3.1(b) of this Agreement.

“Interest Sale” is defined in Section 5.2(c) of this Agreement.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the date hereof, by and among the Corporation and the other persons party thereto or that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

[2]	Note to Draft: To include non-Blocker TRA parties.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“LIBOR” means during any period, an interest rate per annum equal to the one-year LIBOR which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Corporation and approved by the TRA Party Representative (such approval not to be unreasonably withheld, conditioned or delayed) as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, two (2) Business Days prior to the first day of such period as the one-year London interbank offered rate for U.S. dollars having a borrowing date and a maturity comparable to such period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Corporation at such time and approved by the TRA Party Representative (such approval not to be unreasonably withheld, conditioned or delayed)); provided, that at no time shall LIBOR be less than 0%. If the Corporation has made the determination (such determination to be conclusive absent manifest error) that LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, then the Corporation shall, subject to the prior written consent of the TRA Party Representative, which consent shall not be unreasonably withheld, conditioned or delayed, establish a replacement interest rate (the “Replacement Rate”), after giving due consideration to any evolving or then prevailing conventions for similar loans in the U.S. loan market in U.S. dollars for such alternative benchmark, and including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then prevailing convention for similar loans in the U.S. loan market in U.S. dollars for such benchmark, which adjustment, method for calculating such adjustment and benchmark shall be published on an information service as selected from time to time by the Corporation. The Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this Agreement. In connection with the establishment and application of the Replacement Rate, this Agreement shall be amended, with the consent of the Corporation and the Company, as necessary or appropriate, in the reasonable judgment of the Corporation, to replace the definition of LIBOR and otherwise to effect the provisions of this definition. The Replacement Rate shall be applied in a manner consistent with market practice; provided that, in each case, if the Corporation determines that such market practice is not administratively feasible for the Corporation, such Replacement Rate shall be applied as otherwise reasonably determined by the Corporation.

“Market Value” means as of an Early Termination Date, the price for a share of Class A Common Stock (or any class of stock into which it has been converted) on a national securities exchange, as reported on bloomberg.com or such other reliable source as determined by the Managing Member (as defined in the Company LLC Agreement) in good faith, at the close of trading on the last full Trading Day (as defined in the Company LLC Agreement) immediately prior to such Early

Termination Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. In the event the shares of Class A Common Stock are not publicly traded as of such Early Termination Date, then the Managing Member (as defined in the Company LLC Agreement) shall determine the Market Value in good faith.

“Maximum Rate” is defined in Section 7.11 of this Agreement.

“Member” has the meaning set forth in the Company LLC Agreement.

“Net Tax Benefit” is defined in Section 3.1(b) of this Agreement.

“Objection Notice” is defined in Section 2.3(a) of this Agreement.

“Permitted Transfer” has the meaning set forth in the Company LLC Agreement.

“Permitted Transferee” has the meaning set forth in the Company LLC Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer of one or more Company Units (including upon the death of a Member) (i) that occurs after the Business Combination but prior to a Redemption or Direct Exchange or other Exchange of such Units and (ii) to which Section 743(b) of the Code applies (other than such a transfer giving rise to basis adjustments described under Section 1.743-1(h) of the Treasury Regulations).

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” is defined in Section 6.2 of this Agreement.

“Reconciliation Procedures” is defined in Section 2.3(a) of this Agreement.

“Redemption” has the meaning in the recitals to this Agreement.

“Reference Asset” means any tangible or intangible asset of the Company and any asset held by any entities in which the Company owns a direct or indirect equity interest that are treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such entities are held only through other entities treated as partnerships or disregarded entities) for purposes of the applicable Tax, as of the relevant date. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (i) an Attribute Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule and, in each case, any amendments thereto.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“Subsidiary” means, with respect to any Person and as of the date of any determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests, or the sole general partner interest, or managing member or similar interest, of such Person.

“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.2(a) of this Agreement.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporation under the Code or comparable sections of U.S. state or local tax law, as applicable (which, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), after the Closing Date.

“Taxes” means any and all United States federal, state, or local taxes, assessments or other charges that are based on or measured with respect to net income or profits (including alternative minimum taxes and any franchise taxes imposed in lieu of an income tax), including, in each case, any related interest, penalties or additions to tax.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“TRA Parties” means (i) the Blocker TRA Parties and (ii) the Exchange TRA Parties.

“TRA Party Representative” means, initially, CORE Industrial Partners Management LP, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all Exchange TRA Parties had fully Exchanged their Company Units for Class A Common Stock or other consideration and the Corporation had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“U.S.” means the United States of America.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that:

(i)

in each Taxable Year ending on or after such Early Termination Date, the Corporation will have taxable income sufficient to fully use the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets (other than any such Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets that constitute or have resulted in net operating losses, disallowed interest expense carryforwards, or credit carryforwards or carryovers (determined as of the Early Termination Date), which shall be governed by paragraph (iv) below) during such Taxable Year or future Taxable Years in which such deductions or other attributes would become available;

(ii)

the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code as in effect on the Early Termination Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(iii)

all taxable income of the Corporation will be subject to the maximum applicable Tax rate for U.S. federal income Tax purposes throughout the relevant period, and the Tax rate for U.S. state and local income Taxes shall be the Assumed State and Local Tax Rate as in effect for the Taxable Year of the Early Termination Date;

(iv)

any net operating loss, excess interest deduction, or credit carryovers or carrybacks (or similar items with respect to carryovers or carrybacks) generated by any Blocker Pre-BCA Covered Tax Asset or Exchange Covered Tax Asset and available as of the Early Termination Date will be used by the Corporation on a pro rata basis from the Early Termination Date through (A) the scheduled expiration date of such loss carryovers or (B) if there is no such scheduled expiration, then the five-year anniversary of the date of the Early Termination Schedule;

(v)

any non-amortizable, non-depreciable assets (including the stock in any Subsidiary treated as a corporation for Tax purposes) will be disposed of in a fully taxable transaction for an amount sufficient to fully utilize the adjusted basis for such assets, including any adjustments attributable to such assets under Sections 734 and 743 of the Code (and, in each case, the comparable sections of U.S. state and local Tax law), and for the avoidance of doubt including Exchange Party Basis Adjustments and Blocker Party Basis Adjustments, on the fifteenth anniversary of the later of (i) the applicable Exchange giving rise to an Exchange Party Basis Adjustment with respect to such assets and (ii) the Early Termination Date; provided, that in the event of a Change of Control that includes the sale of such asset (or the sale of equity interests in a partnership or disregarded entity for U.S. federal income tax purposes that directly or indirectly owns such asset), such non-amortizable, non-depreciable assets shall be disposed of at the time of the direct or indirect sale of the relevant asset in such Change of Control (if earlier than such fifteenth anniversary) for such price;

(vi)

if, on the Early Termination Date, any Exchange TRA Party has Company Units that have not been Exchanged, then such Company Units shall be deemed to be Exchanged for the Market Value that would be received by such Exchange TRA Party if such Units had been Exchanged on the Early Termination Date, and such Exchange TRA Party shall be deemed to receive the amount of cash such Exchange TRA Party would have been entitled to pursuant to Section 4.3(a) had such Company Units actually been Exchanged on the Early Termination Date; and

(vii)	any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

Section 1.2.    Rules of Construction. Unless otherwise specified herein:

(a)    The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)    For purposes of interpretation of this Agreement:

(i)    The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii)    References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii)    References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv)    The terms “include” and “including” are by way of example and not limitation.

(v)    The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(vi)    References to any Person shall include the successors and permitted assigns of such Person.

(c)    In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d)    Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e)    Unless otherwise expressly provided herein, (i) references to organization documents (including the Company LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (ii) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

ARTICLE II.

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1.    Attribute Schedule. Following the Closing Date, within ninety (90) calendar days after the filing of IRS Form 1120 (or any successor form) of the Corporation for a given Taxable Year, the Corporation shall deliver to the TRA Party Representative a schedule (the “Attribute Schedule”) that shows, in reasonable detail, (a) the Blocker Pre-BCA Covered Tax Assets that are available for use by the Corporation with respect to each Blocker TRA Party with respect to such Taxable Year and the portion of the Blocker Pre-BCA Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each Blocker TRA Party; and (b) the Exchange Covered Tax Assets that are available for use by the Corporation with respect to such Taxable Year with respect to each Exchange TRA Party that has effected an Exchange (including the Exchange Party Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Exchange Party Basis Adjustments are amortizable or depreciable), and the portion of the Exchange Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each Exchange TRA Party that has effected an Exchange. The Attribute Schedule shall also list any limitations on the ability of the Corporation to utilize any Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets under applicable laws (including as a result of the operation of Section 382 of the Code or Section 383 of the Code).

Section 2.2.    Tax Benefit Schedule.

(a)    Tax Benefit Schedule. Following the Closing Date, within ninety (90) calendar days after the filing of the Form 1120 (or any successor form) of the Corporation for any Taxable Year, the Corporation shall provide to the TRA Party Representative a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment in respect of each TRA Party for such Taxable Year and the calculation of the Realized Tax Benefit and Realized Tax Detriment and the components thereof for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b)    Applicable Principles. For purposes of calculating the Realized Tax Benefit or Realized Tax Detriment for any period, carryovers or carrybacks of any Tax item attributable to the Blocker Pre-BCA Covered Tax Assets and the Exchange Covered Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations, as applicable, or other applicable law, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to a Blocker Pre-BCA Covered Tax Asset or an Exchange Covered Tax Asset and another portion that is not, such respective portions shall be considered to be used in accordance with the “with and without” methodology.

Section 2.3.    Procedures, Amendments.

(a)    Procedure. Every time the Corporation delivers to the TRA Party Representative a Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporation shall also deliver schedules, valuation reports, if any, and work papers, as determined by the Corporation or reasonably requested by the TRA Party Representative, providing reasonable detail regarding the preparation of the Schedule, and allow the TRA Party Representative reasonable access at no cost to the appropriate representatives of the Corporation, as determined by the Corporation or requested by the TRA Party Representative, in connection with the review of such Schedule. Without limiting the application of the preceding sentence, each time the Corporation delivers to the TRA Party Representative a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, the Corporation shall also deliver to the TRA Party Representative a reasonably detailed calculation of the applicable Hypothetical Tax Liability, a reasonably detailed calculation of the applicable Actual Tax Liability, as well as any other work papers considered relevant by the Corporation or requested by the TRA Party Representative, provided that the Corporation shall not be required to provide any information that it reasonably believes is unnecessary for purposes of determining the items in the applicable Schedule or amendment thereto. Subject to Section 2.3(b), an applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days after the first date on which the TRA Party Representative has received the applicable Schedule or amendment thereto unless (i) the TRA Party Representative provides the Corporation before such date with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) the TRA Party Representative provides a written waiver of such right of any Objection Notice before such date (in which case such Schedule or amendment thereto becomes binding on the date such waiver has been received by the Corporation). If the Corporation and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporation of an Objection Notice, then the Corporation and the TRA Party Representative shall employ the reconciliation procedures described in Section 7.8 of this Agreement (the “Reconciliation Procedures”).

(b)    Amended Schedule. The applicable Attribute Schedule or Tax Benefit Schedule for any Taxable Year may be amended from time to time by the Corporation (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified after the date the Schedule was provided to the TRA Party Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, or (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule, an “Amended Schedule”). The Corporation shall provide to the TRA Party Representative an Amended Schedule, along with reasonable detail regarding the preparation of the applicable portion of such Amended Schedule, within sixty (60) calendar days of the occurrence of an event referenced in clauses (i) through (v) of the first sentence of this Section 2.3(b).

ARTICLE III.

TAX BENEFIT PAYMENTS

Section 3.1.    Timing and Amount of Tax Benefit Payments.

(a)    Within five (5) Business Days after a Tax Benefit Schedule delivered to the TRA Party Representative becomes final in accordance with Section 2.3(a), the Corporation shall pay or cause to be paid to each TRA Party for such Taxable Year an amount equal to the excess, if any, of (i) the Tax Benefit Payment in respect of such TRA Party for such Taxable Year determined pursuant to Section 3.1(b) over (ii) the aggregate amount of Advance Payments previously made to such TRA Party in respect of such Taxable Year; provided that, if the Corporation makes Advance Payments, it shall make Advance Payments to all parties eligible to receive payments under this Agreement with respect to a particular Taxable Year in proportion to their respective amount of anticipated payments under this Agreement in respect of such Taxable Year. Each such Tax Benefit Payment or such Advance Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporation or as otherwise agreed by the Corporation and such TRA Party. The Corporation shall use its commercially reasonable efforts to respond to any reasonable inquiry of a TRA Party in regard to the calculation of the amount payable to such TRA Party pursuant to any Schedule delivered under this Agreement, including the calculation of the Tax Benefit Payment in respect of such TRA Party for such Taxable Year.

(b)    A “Tax Benefit Payment” in respect of a TRA Party means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. A Net Tax Benefit is “Attributable” to a Blocker TRA Party to the extent that it is derived from a Blocker Pre-BCA Covered Tax Asset with respect to a Blocker. A Net Tax Benefit is “Attributable” to an Exchange TRA Party to the extent that it is derived from an Exchange Covered Tax Asset with respect to Company Units that were Exchanged by such TRA Party. The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of the total amount of payments previously made under Section 3.1(a) (excluding payments attributable to Interest Amounts) and the Advance Payments previously made under Section 3.1(b) of this Agreement (excluding any portion of Advance Payments in respect of anticipated Interest Amounts); provided, for the avoidance of doubt, that a TRA Party shall not be required to return any portion of any previously made Tax Benefit Payment or Advance Payment it receives under this Agreement. The “Interest Amount” in respect of the TRA Party shall equal the interest on the amount of the unpaid Net Tax Benefit Attributable to such TRA Party for a Taxable Year, which interest shall accrue on any unpaid Net Tax Benefit from and after the due date (without extensions) for filing the IRS Form 1120 (or any successor form) for the Corporation for such Taxable Year, calculated at the Agreed Rate, until the date such unpaid amounts are paid. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest but instead shall be treated as additional consideration in the Business Combination or an Exchange, as applicable, unless otherwise required by law. “Advance Payments” in respect of a TRA Party for a Taxable Year means the payments made by the

Corporation to such TRA Party as an advance of such TRA Party’s anticipated Tax Benefit Payment for such Taxable Year. The Corporation shall be entitled at its option with the approval of a majority of the Independent Directors to make Advance Payments. Notwithstanding anything to the contrary in this Agreement, after any lump-sum payment under Article IV of this Agreement in respect of present or future Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets, such Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets shall no longer be considered Blocker Pre-BCA Covered Tax Assets or Exchange Covered Tax Assets, as applicable, for purposes of determining Tax Benefit Payments or the Net Tax Benefit.

Section 3.2.    No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed consistent with such intent.

Section 3.3.    Pro Rata Payments.

(a)    Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate amount of the tax benefit to the Corporation from the reduction in Tax liability as a result of the Blocker Pre-BCA Covered Tax Assets or the Exchange Covered Tax Assets is limited in a particular Taxable Year because the Corporation does not have sufficient taxable income to fully utilize available deductions and other attributes, the aggregate Net Tax Benefit for such Taxable Year shall be deemed Attributable to each TRA Party for purposes of Section 3.1(b) in proportion to the portion of such Net Tax Benefit that would be Attributable to such TRA Party under Section 3.1(b) if the Corporation had sufficient taxable income so that there were no such limitation; provided, that, for the avoidance of doubt, for purposes of allocating among the TRA Parties the aggregate Net Tax Benefit with respect to any Taxable Year, the operation of this Section 3.3(a) with respect to any prior Taxable Years shall be taken into account so as to eliminate as quickly as possible, proportionately, the difference with respect to each TRA Party between (i) the aggregate Net Tax Benefit that would be Attributable to such TRA Party under Section 3.1(b) with respect to each such Taxable Year (on a cumulative basis) if the Corporation had sufficient taxable income so that there were no limitation under this Section 3.3(a) and (ii) the actual aggregate Net Tax Benefit deemed Attributable to such TRA Party under Section 3.1(b) with respect to each such Taxable Year (on a cumulative basis) by operation of this this Section 3.3(a). Consistent with the foregoing, the Attribute Schedule for a given Taxable Year shall reflect the operation of this Section 3.3(a) in respect of previous Taxable Years, with the Blocker Pre-BCA Covered Tax Assets and Exchange Covered Tax Assets described in such Attribute Schedule that are Attributable to a TRA Party being adjusted to reflect payments received in respect of such Blocker Pre-BCA Covered Tax Assets and Exchange Covered Tax Assets (the intention of the parties being to avoid duplicative payments and maintain records sufficient to allow the Corporation to allocate Tax Benefit Payments consistent with the terms of this Section 3.3(a)).

(b)    After taking into account Section 3.3(a), if for any reason the Corporation does not fully satisfy its payment obligations to make Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year (for example, as a result of having insufficient cash to make the Tax Benefit Payments due hereunder), then the Corporation and the TRA Parties agree that (i) the Corporation shall make payments due hereunder to the TRA Parties in respect of a Taxable Year in the same proportion as such payments would have been made if the relevant payment had been made in full by the Corporation, and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been paid.

(c)    To the extent the Corporation makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) of this Agreement (taking into account Sections 3.3(a) and (b)) in an amount in excess of the amount of such payment that should have been made to the TRA Party in respect of such Taxable Year, then (i) the TRA Party shall not receive further payments under Section 3.1(a) until the TRA Party has forgone an amount of payments equal to such excess and (ii) the Corporation shall pay the amount of the TRA Party’s forgone payments to other TRA Parties (to the extent applicable) in a manner such that each of the other TRA Parties, to the extent possible, shall have received aggregate payments under Sections 3.1(a) and (b) in the amount it would have received if there had been no excess payment to the TRA Party.

Section 3.4.    Withholding. The Corporation and its affiliates and representatives shall be entitled to deduct and withhold from any payment that is payable to any TRA Party pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment in accordance with the Code or any provision of U.S. state, local or foreign tax law (including for this purpose any withholding required by the Corporation or its affiliates that may be required in connection with an Exchange). To the extent that amounts are so deducted or withheld and promptly paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant TRA Party. The Corporation shall provide evidence of such payment to each TRA Party in respect of which such deduction or withholding is required, to the extent that such evidence is available. Each TRA Party shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law. The Corporation will consider in good faith any applicable certificates, forms or documentation provided by a TRA Party that in such TRA Party’s reasonable determination reduce or eliminate any such withholding.

ARTICLE IV.

TERMINATION

Section 4.1.    Early Termination of Agreement; Breach of Agreement.

(a)    With the prior written approval of the Board (or any Person(s) to whom the Board has delegated such authority), the Corporation may terminate this Agreement with respect to all amounts payable to the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of the TRA Party; provided, however, that (i) this Agreement shall only terminate pursuant to this Section 4.1(a) upon the receipt in full of the Early Termination Payment by the TRA Parties, (ii) the Corporation shall deliver an Early Termination Notice only if it is able to make all required Early Termination Payments under this Agreement, and (iii) the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid.

(b)    In the event that the Corporation breaches any of its material obligations under this Agreement, whether as a result of a failure to make any payment when due, a failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, and the Corporation fails to cure such breach within 20 Business Days of the TRA Party Representative informing the Corporation of such breach, then, at the election of the TRA Party Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach. Procedures similar to the procedures of Section 4.2 shall apply, mutatis mutandis, with respect to the determination of the amounts payable by the Corporation pursuant to this Section 4.1(b). Notwithstanding the foregoing, in the event that the Corporation breaches any of its material obligations under this Agreement, the TRA Party Representative shall be entitled to elect on behalf of all TRA Parties to receive the amounts referred to in this Section 4.1(b) or to seek specific performance of the terms of this Agreement. The parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of a material obligation of this Agreement if the Corporation fails to make any Tax Benefit Payment when due to the extent that the Corporation has insufficient funds to make such payment; provided, (i) the Corporation has used reasonable efforts to obtain such funds (including by causing the Company or any other Subsidiaries of the Company to distribute or lend funds to facilitate such payment, and by accessing any revolving credit facilities or other sources of available credit to fund any such amounts) and (ii) that the interest provisions of Section 5.3 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.3 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

(c)    In connection with a Change of Control, all obligations under this Agreement with respect to the applicable TRA Parties shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control. Section 4.2 and Section 4.3 shall apply, mutatis mutandis, with respect to the determination of the amounts payable by the Corporation.

Section 4.2.    Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1(a) above, the Corporation shall deliver to the TRA Party Representative written notice of such intention to exercise such right (“Early Termination Notice”). In addition, if the Corporation chooses to exercise its right of early termination under Section 4.1(a) above, or the obligations under this Agreement are accelerated under Section 4.1(b) or Section 4.1(c) above, the Corporation shall deliver to the TRA Party Representative a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment due to each TRA Party. Such Early Termination Schedule shall become final and binding on all parties consistent with the procedures described in Section 2.3(a). The date on which the Early Termination Schedule becomes final shall be the “Early Termination Effective Date.”

Section 4.3.    Payment upon Early Termination.

(a)    Within three (3) calendar days after an Early Termination Effective Date, the Corporation shall pay to the TRA Parties an amount equal to the Early Termination Payment in respect of such TRA Party; provided, however, that any amount payable pursuant to this Agreement as a result of a Change of Control shall be paid concurrently with the consummation of such Change of Control. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Party or as otherwise agreed by the Corporation and such TRA Party.

(b)    “Early Termination Payment” in respect of a TRA Party shall equal (i) the present value, discounted at the Early Termination Rate, as of the date of the Early Termination Notice, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporation beginning from the date of the Early Termination Notice and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each such Tax Benefit Payment for each relevant Taxable Year would be paid on the due date (including extensions) under applicable law as of the Early Termination Date for filing of IRS Form 1120 (or any successor form) of the Corporation for each such Taxable Year, plus (ii) any Tax Benefit Payment due and payable with respect to such TRA Party that is unpaid as of the date of the Early Termination Notice.

(c)    Upon the payment of the Early Termination Payment by the Corporation to a TRA Party, the Corporation shall not have any further payment obligations under this Agreement in respect of such TRA Party.

ARTICLE V.

SUBORDINATION; CERTAIN TAX COVENANTS; LATE PAYMENTS

Section 5.1.    Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporation under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured or unsecured indebtedness for borrowed money of the Corporation and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the applicable TRA Parties and the Corporation shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations (it being understood that interest shall accrue on the amount of such unpaid obligation in accordance with the terms hereof). Payments under any tax receivable agreement or similar agreement (excluding, for the avoidance of doubt, this Agreement) entered into after the date hereof or as part of any transaction entered into after the date hereof in which the Corporation, the Company or their Subsidiaries would be required to pay the parties thereto for tax attributes shall be subordinate to all payments owed pursuant to this Agreement, and no such payments shall be made for so long as the Corporation has any current unpaid obligation pursuant this Agreement. The Corporation shall use its commercially reasonable efforts to maintain sufficient available funds for the purpose of making required payments under this Agreement and avoid entering into credit agreements or Senior Obligations that could be reasonably anticipated to materially delay the timing of any payments under this Agreement.

Section 5.2.    Certain Tax Covenants.

(a)    The Corporation hereby agrees and warrants to each TRA Party (i) that it will not cause the Company or any material Subsidiary of the Company to convert into, or elect to be treated as, a corporation for Tax purposes without the prior written consent of the TRA Party Representative, (ii) that it will not cause the Company to contribute any of its material assets into one or more Subsidiaries that are treated as corporations for Tax purposes, or cause the Company to liquidate or distribute in kind any of its material non-cash assets to its members, without the prior written consent of the TRA Party Representative, and (iii) that it will cause the Company, and any material Subsidiary that is treated as a partnership for Tax purposes, to make valid Section 754 elections (and all comparable elections under applicable state and local tax law) for its first Taxable Year ending after the date of this Agreement and it will not seek to revoke any such election until the Corporation has received all material tax benefits from all Exchange Party Basis Adjustments and Imputed Interest in respect of which the Corporation may be required to make any payments under this Agreement to the TRA Parties.

(b)    The Corporation hereby agrees that prior to (i) any proposed Interest Sale (as defined in Section 5.2(c)) or (ii) any proposed sale or other disposition of all or any substantial part of the non-cash assets of the Company, it shall deliver to each TRA Party notice of such proposed transaction at least thirty (30) days prior to the consummation thereof and afford each TRA Party that still holds Company Units the opportunity to Exchange all or part of such Company Units prior to such date.

(c)    For purposes of this Agreement, (i) any sale or other disposition of all or any part of the Corporation’s interest in the Company (an “Interest Sale”) shall be deemed to be comprised of a sale or other disposition of a pro rata portion of each of the separate interests held by the Corporation (i.e., the original interest of the Corporation as of the date of this Agreement and each additional interest acquired hereafter by Exchange or otherwise), regardless of whether such separate interests can be (or are) identified and separately conveyed, and (ii) notwithstanding any provision herein to the contrary, for purposes of determining the payments due to the TRA Parties hereunder attributable to such Interest Sale, each such separate interest that was acquired from a TRA Party pursuant to an Exchange shall be treated as a Reference Asset and the Exchange Party Basis Adjustment with respect thereto shall be the excess of the Tax basis of the Corporation in such interest immediately after such Exchange over the Tax basis of such TRA Party in the applicable Company Units immediately before such Exchange (with such Exchange Party Basis Adjustment to be increased as appropriate to reflect payments by the Corporation to such TRA Party pursuant to this Agreement and to be decreased as appropriate to reflect the depreciation or amortization attributable to the correlative Exchange Party Basis Adjustments to the underlying assets of the Company).

Section 5.3.    Late Payments by the Corporation. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or other payment under this Agreement not made to the TRA Parties when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or other payment was due and payable.

ARTICLE VI.

TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1.    Participation in the Corporation’s and the Company’s Tax Matters. Except as otherwise provided in this Agreement, the Business Combination Agreement or the Company LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporation, the Company and their Subsidiaries, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing,

(i)    the Corporation shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporation, the Company or any of their Subsidiaries by a Taxing Authority the outcome of which would reasonably be expected to materially affect the rights and obligations of a TRA Party under this Agreement, including the Tax Benefit Payments payable to TRA Parties,

(ii)    shall provide to the TRA Party Representative reasonable opportunity (at the cost and expense of the TRA Party Representative, on behalf of the TRA Parties) to participate in or provide information and other input to the Corporation, the Company and their Subsidiaries, as applicable, and their respective advisors concerning the conduct of any such portion of such audit, which the Corporation, the Company and their Subsidiaries (including their advisors) shall consider in good faith; and

(iii)    the Corporation, the Company and their Subsidiaries, as applicable, shall not enter into any settlement with respect to any such portion of such audit that could have a material adverse effect on the TRA Parties’ rights to receive payments under this Agreement without the written consent of the TRA Party Representative, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.2.    Reconciliation. In the event that the Corporation and the TRA Party Representative are unable to resolve a disagreement with respect to a Schedule (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to such parties. The Expert shall be a partner or principal in a nationally recognized accounting firm. If the Corporation and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the selection of an Expert shall be treated as a dispute subject to Section 7.8 and an arbitration panel shall pick an Expert. The Expert shall resolve any matter relating to a Schedule or an amendment thereto as soon as reasonably practicable and in any event within thirty (30) calendar days after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert entirely adopts the position of the TRA Party Representative, in which case the Corporation shall reimburse the TRA Party Representative for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert entirely adopts the Corporation’s position, in which case Tax Benefit Payments to the TRA Parties that would have increased Tax Benefit Payments if the position of the TRA Party Representative had been adopted shall be reduced proportionately in the aggregate by any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 6.2 shall be binding on the Corporation and the TRA Parties and may be entered and enforced in any court having competent jurisdiction.

Section 6.3.    Consistency. The Corporation and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Exchange Party Basis Adjustments, Blocker Party Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that specified in any Schedule finalized consistent with the terms of this Agreement, unless otherwise required by a contrary Determination by an applicable Taxing Authority.

Section 6.4.    Cooperation. Each of the Corporation, the Company and the TRA Parties shall (a) furnish to the other parties in a timely manner such information, documents and other materials as the other party may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or defending any audit, examination or controversy with any Taxing Authority, (b) make itself reasonably available to the other parties and their respective representatives to provide explanations of documents and material and such other information as the other party or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporation shall reimburse each TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.4 at the request of the Corporation or the Company.

Section 6.5.    Tax Characterization. The parties intend that (a) each Exchange shall give rise to Exchange Party Basis Adjustments and (b) payments to Exchange TRA Parties pursuant to this Agreement with respect to an Exchange (except with respect to amounts that constitute Imputed Interest) shall be treated as consideration in respect of such Exchange that give rise to additional Exchange Party Basis Adjustments.

Section 6.6.    Change in Tax Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in Tax law, a TRA Party reasonably believes that the existence of this Agreement could increase the amount of income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Party upon any Exchange which is treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income and all applicable state and local Tax purposes or would have other material adverse Tax consequences to the TRA Party and/or its direct or indirect owners, then at the election of such TRA Party and to the extent specified by the TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by the TRA Party occurring after a date specified by it, or (iii) shall otherwise be amended in a manner determined by the TRA Party to waive any benefits to which such TRA Party would otherwise be entitled under this Agreement, provided that such amendment shall not result in an increase in or acceleration of payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment or increase the Corporation’s administrative burden in complying with this Agreement.

ARTICLE VII.

MISCELLANEOUS

Section 7.1.    Notices. All notices, designations, requests, requests for consent or consent provided for, and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a notice given in accordance with this Section 7.1):

If to the Corporation, or the Company, to:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice to the Corporation or the Company) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

If to the TRA Party Representative:

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

Attn: John May

E-mail: john@coreipfund.com

with a copy (which shall not constitute notice to the TRA Party Representative) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Steven J. Gavin, Matthew F. Bergmann and Jason D. Osborn

E-mail: SGavin@winston.com, MBergmann@winston.com and JOsborn@winston.com

Any party hereto may change its address or e-mail address by giving each of the other parties hereto written notice thereof in the manner set forth above.

Section 7.2.    Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), all of which shall be considered one and the same agreement. Delivery of an executed signature page to this Agreement by facsimile transmission or electronic mail shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3.    Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4.    Governing Law. This Agreement and its enforcement and any controversy arising out of or relating to the making or performance of this Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5.    Severability. If any term or other provision of this Agreement, or the application of such term or provision to any Person or circumstance or in any jurisdiction, is invalid, illegal or incapable of being enforced, to any extent, by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect to the fullest extent permitted by law. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable law. No party hereto shall assert, and each party shall cause its Affiliates or related parties not to assert, that this Agreement or any part hereof is invalid, illegal or unenforceable.

Section 7.6.    Assignments; Amendments; Successors; No Waiver.

(a)    Assignment. No TRA Party is permitted to assign, sell, transfer, pledge, delegate, or otherwise dispose of any interest, right or obligation under this Agreement without the prior written approval of the Board (not to be unreasonably withheld, conditioned or delayed); provided, that to the extent Company Units are transferred in accordance with the terms of the Company LLC Agreement, the transferring TRA Party shall assign to the transferee of such Company Units the transferring TRA Party’s rights under this Agreement as long as such transferee has executed and delivered or, in connection with such transfer, executes and delivers, a Joinder agreeing to become a “TRA Party” for all purposes of this Agreement.

(b)    Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporation and by TRA Parties who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Parties hereunder if the Corporation had exercised its right of Early Termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided, however, that no such amendment shall be effective if such amendment would have a disproportionate effect on the payments certain TRA Parties will or may receive under this Agreement unless all such disproportionately affected TRA Parties consent in writing to such amendment; provided, further, that amendment of the definition of Change of Control or any approval rights granted to the Independent Directors will also require the written approval of a majority of the Independent Directors.

(c)    Successors. Except as provided in Section 7.6(a), all of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d)    Waiver. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 7.7.    Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8.    Resolution of Disputes.

(a)    Any and all disputes which cannot be settled amicably after good faith negotiations, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be finally settled by arbitration conducted by a single arbitrator in the state of Delaware in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b)    Notwithstanding the provisions of Section 7.8(a), the Corporation and the TRA Party Representative may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.8(b), each TRA Party (i) expressly consents to the application of Section 7.8(b) to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably appoints the Corporation as each TRA Party’s agent for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise such TRA Party of any such service of process, shall be deemed in every respect effective service of process upon such TRA Party in any such action or proceeding.

(c)    (i) EACH TRA PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN THE STATE OF DELAWARE FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 7.8(B), OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the forum designated by this Section 7.8(c) has a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(ii)    The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 7.8(c)(i) of this Section 7.8 and such parties agree not to plead or claim the same.

Section 7.9.    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH OR VALIDITY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT

OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

         Section 7.10.    Confidentiality. Each TRA Party and its assignees acknowledges and agrees that the information of the Corporation and its Affiliates provided pursuant to this Agreement is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters of the Corporation and its Affiliates and successors acquired pursuant to this Agreement. This Section 7.10 shall not apply to (i) any information that has been made publicly available by the Corporation, becomes public knowledge (except as a result of an act of any TRA Party in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a TRA Party to prosecute or defend claims arising under or relating to this Agreement, (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns, and (iv) the disclosure to any potential assignee or transferee of information in connection with an assignment, sale, pledge, alienation or transfer of any interest in this Agreement pursuant to Section 7.6(a) so long as such potential assignee or transferee agrees to be subject to the provisions of this Section 7.10. Notwithstanding anything to the contrary in this Agreement, to the extent required by applicable law or to the extent reasonably necessary for a TRA Party to comply with any applicable reportable transaction requirements under applicable law, each TRA Party (and each employee, representative or other agent of the TRA Party, as applicable) may disclose the Tax treatment and Tax structure of the Corporation, the Company and their Subsidiaries, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.

Section 7.11.    Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Party hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If any TRA Party shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment, Advance Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged, or received by any TRA Party exceeds the Maximum Rate, such TRA Party may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such TRA Party hereunder. Notwithstanding the foregoing, it is the intention of the parties hereto to conform strictly to any applicable usury laws.

Section 7.12.    Independent Nature of Rights and Obligations.

(a)    The rights and obligations of the each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than the Corporation). Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporation acknowledges that the TRA Parties are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

(b)    Except as otherwise explicitly provided in this Agreement, the actions of a TRA Party pursuant to and in accordance with this Agreement shall be binding only with respect to such TRA Party and not with respect to the any other TRA Party. To the fullest extent permitted by law, no TRA Party shall owe any duties (fiduciary or otherwise) to any other TRA Party or any other Person in determining to take or refrain from taking any action or decision under or in connection with this Agreement.

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

CORPORATION:

FATHOM DIGITAL MANUFACTURING CORPORATION

By:
Name:
Title:

COMPANY:

FATHOM HOLDCO, LLC

By:
Name:
Title:

[[BLOCKER TRA PARTIES]

By:
Name:
Title:

[[EXCHANGE TRA PARTIES]

By:
Name:
Title:

[Signature Page for Tax Receivable Agreement]

TRA PARTY REPRESENTATIVE

CORE INDUSTRIAL PARTNERS MANAGEMENT LP

By:
Name:
Title:

[[ADDITIONAL SIGNATURE BLOCKS TO BE ADDED]]

[Signature Page for Tax Receivable Agreement]

Exhibit 10.1

BACKSTOP SUBSCRIPTION AGREEMENT

This BACKSTOP SUBSCRIPTION AGREEMENT (this “Backstop Subscription Agreement”) is entered into on November 16, 2021, by and among Altimar Acquisition Corp. II, a Cayman limited exempted company (the “Company”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), and CORE Industrial Partners Fund I, L.P. (“CORE Fund I”) and CORE Industrial Partners Fund I Parallel, L.P. (“CORE Fund I Parallel” and, together with CORE Fund I, “Subscriber”). Prior to the closing of the Transactions (as defined below), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Act (2021 Revision) (the “Domestication”). Capitalized terms used herein but not defined shall have the respective meanings ascribed to such terms in the Transaction Agreement (as defined below).

WHEREAS, the Company and Fathom entered into that certain Business Combination Agreement, dated as of July 15, 2021 and amended on November 16, 2021, providing for a business combination between the Company and Fathom (as further amended, modified, supplemented or waived from time to time in accordance with its terms, the “Transaction Agreement” and the transactions contemplated by the Transaction Agreement to be completed on and prior to the closing date thereof, the “Transactions”) pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth in the Transaction Agreement, the Company is combining with Fathom;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, following the Domestication but immediately prior to the consummation of the Transactions, that number of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), determined in accordance with the Backstop Condition Formula (as defined below) (such number of shares determined in accordance with the Backstop Condition Formula and as specified in the Closing Notice, the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), if and only if the sum of: (i) the expected balance in the Company’s Trust Account after giving effect to the Altimar Stockholder Redemption following the deadline to validly submit redemption requests (it being understood that this clause (i) shall not take into account any potential or actual reversals of redemption requests and it being further understood that the Trust Account balance after giving effect to the Altimar Stockholder Redemption in this clause (i) shall be certified or otherwise documented by the Company’s transfer agent as promptly as practicable following the redemption deadline) and (ii) the gross proceeds from the Original PIPE Investment actually received by the Company (or its validly designated escrow agent) or reasonably expected by the Company to be received by the Company (or its validly designated escrow agent) prior to the Closing Date (the sum of foregoing clauses (i) and (ii), the “Available Closing Date Cash”)), is less than $90,000,000 (such $90,000,000 amount, the “Minimum Cash Condition” and such condition to Subscriber’s purchase, the “Backstop Condition”);

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WHEREAS, the number of Subscribed Shares to be purchased by Subscriber shall equal: (i) the positive difference of the Minimum Cash Condition minus the Available Closing Date Cash (such amount, if applicable, the “Shortfall Amount”) divided by (ii) 10, provided, that (A) Subscriber’s obligation to purchase Subscribed Shares shall be conditioned upon the Shortfall Amount being no greater than $10,000,000 and provided, further that (B) Subscriber shall in no event be obligated to purchase more than 1,000,000 Subscribed Shares for an aggregate Subscription amount of $10,000,000 (the “Backstop Condition Formula”); and

WHEREAS, if and only if the Backstop Condition is triggered (such determination to be made by the Company in its sole and absolute discretion, subject to Subscriber’s confirmation, such confirmation which shall not be unreasonably withheld by Subscriber), the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company (or its validly designated escrow agent).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions (including the Backstop Condition), herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). For avoidance of doubt, the respective obligations of CORE Fund I and CORE Fund I Parallel to purchase Subscribed Shares hereunder is expressly limited to the number of the Subscribed Shares listed by such fund’s respective name on Subscriber’s signature page hereto (and in no event will either of CORE Fund I or CORE Fund I Parallel be obligated to purchase a greater number of the Subscribed Shares than so listed by such fund’s name on Subscriber’s signature page hereto). Subscriber understands that, pursuant to the Domestication, the Subscribed Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation. Upon Subscriber’s request, the Company shall deliver to Subscriber: (i) a duly completed and executed Internal Revenue Service Form W-9 or W-8BenE, as applicable and (ii) the names, email addresses and telephone numbers of two company contacts (the “Wire Verification Information”). The Company shall deliver the Wire Verification Information as soon as practicable upon receiving such request from the Subscriber.

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transactions contemplated by the Transaction Agreement (the “Closing Date”), immediately prior to or substantially concurrently with the consummation of the Transactions to be completed on the Closing Date. The Company and Subscriber hereby agree that, if the Backstop Condition is triggered, the Purchase Price proceeds shall be applied towards satisfying the Minimum Cash Condition.

(b) At least two (2) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) which shall: (i) indicate that the Backstop Condition has been triggered, (ii) specify the anticipated Closing Date, (iii) specify (x) the number of Subscribed Shares to be purchased by Subscriber in accordance with the Backstop Condition Formula and (y) the Purchase Price, (iv) provide the wire instructions for delivery of the Purchase Price to the Company and (v) confirm the Wire Verification Information, if previously provided to Subscriber upon request by Subscriber. No later than 5:00 PM New York

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City time on one (1) Business Day prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name(s) of the person(s) in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Backstop Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that (i) the Company does not accept the Subscription or (ii) the consummation of the Transactions does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Backstop Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in escrow following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Backstop Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)	no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or any proceedings for any of such purposes, shall be ongoing;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

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(iii)

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions or the Subscription contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Backstop Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)

Subscriber shall not be in material breach of any covenant, agreement or condition required by this Backstop Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

Each of the respective representations and warranties of each of the Company and Fathom contained in this Backstop Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect and Fathom Material Adverse Effect (each as defined below), which such respective representations and warranties shall be true and correct in all respects) at and as of the Closing Date;

(ii)

the Company shall not be in material breach of any covenant, agreement or condition required by this Backstop Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

the terms of the Transaction Agreement shall not have been amended or modified in a manner that would materially and adversely affect Subscriber (in its capacity as such) without Subscriber’s prior written consent.

(f) Prior to or at the Closing, each of the Company and Subscriber shall deliver all such other information as is reasonably requested by the other party in order for the Company to issue the Subscribed Shares to Subscriber.

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Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber (as defined below) that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Backstop Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Backstop Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Backstop Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date), by contract, or the laws of its jurisdiction of incorporation.

(c) This Backstop Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber and Fathom, this Backstop Subscription Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of this Backstop Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Backstop Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

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(e) The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including a national securities exchange such as the New York Stock Exchange (such national securities exchange, the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Backstop Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii), the filing of the Registration Statement pursuant to Section 6 below, (iii) those required by the Stock Exchange, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) other filings, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, investigation, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its directors or officers in their capacities as such or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or any of its directors or officers in their capacities as such.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5 of this Backstop Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Collective Subscribed Shares. Neither the Company nor any person acting on its behalf has offered or will offer any of the Collective Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(i) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) The Company has filed each form, report, statement, schedule, prospectus, proxy and registration statement (the “SEC Documents”) that the Company was required to file with the Securities and Exchange Commission (the “Commission”) since its initial registration of the Class A Common Shares with the Commission and through the date hereof. As of their respective filing dates (the “Filing Dates”), the SEC Documents complied in all material respects with the requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder and currently in effect at the Filing Date, and none of the SEC Documents, when filed, or if amended

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prior to the date of this Backstop Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. A copy of each SEC Document is available to Subscriber via the Commission’s EDGAR system. As of the date hereof, there are, and upon Closing there shall be, no outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents.

(k) As of the date hereof, the Company’s issued and outstanding Class A ordinary shares (“Class A ordinary shares”) are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “ATMR” (it being understood that the trading symbol will be changed in connection with the Transactions). Except as disclosed in the SEC Documents, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NYSE or the SEC, respectively, to prohibit or terminate the listing of the Company’s shares on NYSE or to deregister the shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the shares under the Exchange Act. Upon consummation of the Transactions, the issued and outstanding shares of Class A Common Shares will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange (as defined herein).

(l) The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) No document with respect to any PIPE Investment includes terms and conditions that are more materially advantageous to any PIPE Investor than to Subscriber hereunder, and there has been no amendment, modification or waiver under any such PIPE Subscription Agreement following the date of such PIPE Subscription Agreement.

(n) As of the date of this Backstop Subscription Agreement, the authorized capital stock of the Company consists of (a) 500,000,000 shares of Class A ordinary shares, par value $0.0001 per share, of which 34,500,000 are issued and outstanding, (b) 50,000,000 shares of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of which 8,625,000 are issued and outstanding, and (c) 5,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”), of which no shares are issued and outstanding. As of the date of this Backstop Subscription Agreement, the Company has 8,625,000 public warrants outstanding and 9,900,000 private placement warrants outstanding. Each private placement warrant and public warrant is exercisable for one Class A ordinary share at an exercise price of $11.50 per share. Except as set forth in this Section 3(n), the SEC Documents, and pursuant to this Backstop Subscription Agreement, the PIPE Subscription Agreements and the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A ordinary shares, Class B ordinary shares or any other equity interests in the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for any such Class A ordinary shares, Class B ordinary shares or other equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Transaction Agreement.

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Section 4. Fathom Representations and Warranties. Fathom represents and warrants to Subscriber that:

(a) Fathom (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Backstop Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Fathom Material Adverse Effect. For purposes of this Backstop Subscription Agreement, a “Fathom Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Fathom and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Fathom’s ability to consummate the transactions contemplated hereby.

(b) This Backstop Subscription Agreement has been duly authorized, executed and delivered by Fathom, and assuming the due authorization, execution and delivery of the same by Subscriber and Company, this Backstop Subscription Agreement constitutes the valid and legally binding obligation of Fathom, enforceable against Fathom in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Backstop Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by Fathom with all of the provisions of this Backstop Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Fathom pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Fathom is a party or by which Fathom is bound or to which any of the property or assets of Fathom is subject; (ii) the organizational documents of Fathom; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Fathom or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Fathom Material Adverse Effect.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and Fathom that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Backstop Subscription Agreement.

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(b) This Backstop Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and Fathom, this Backstop Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Backstop Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Backstop Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Backstop Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) (8), (9), (12) or (13) under the Securities Act), and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(e) Subscriber understands that the Subscribed Shares are being offered in transactions not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the

9

Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any of the respective representations, warranties, covenants or agreements made to Subscriber by each of the Company, Fathom and any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than the respective representations, warranties, covenants and agreements of each of the Company and Fathom expressly set forth in this Backstop Subscription Agreement. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the Company’s filings with the Commission and any disclosure documents provided by or on behalf of the Company or Fathom in connection with this Subscription. Subscriber acknowledges that no statement or printed material contrary to any such disclosure documents has been made or given to Subscriber by or on behalf of the Company or Fathom.

(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, Fathom, or their respective representatives or affiliates, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, Fathom or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

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(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(j) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons. Subscriber further represents and warrants that, to its best knowledge, the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Agreement, “Sanctioned Person” means at any time any person or entity: (a) listed on any Sanctions-related list of designated or blocked or restricted persons; (b) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury and (e) the Cayman Islands.

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(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited Transactions provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transactions Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited Transactions under ERISA or Section 4975 of the Code or any similar law or regulation.

(o) Subscriber has, and at the Closing will have, sufficient funds or immediate unconditional availability to sufficient funds, to pay the Purchase Price pursuant to Section 2 and any damages required to be paid after termination of this Agreement.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

Section 6. Registration of Subscribed Shares.

(a) The Company agrees that the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”) no later than (30) calendar days after the Closing Date, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the Commission reviews and has written comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on

12

which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to the undersigned for review and comment at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement prior to the Registration Statement becoming effective upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Subscribed Shares that were not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) two years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). If requested by Subscriber, the Company shall use its commercially reasonable efforts to (i) cause the removal of the restrictive legends from any Subscribed Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities (as defined below) and, at the request of a Holder (as defined below), cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Company, its counsel or the transfer agent, establishing that restrictive legends are no longer required. Any costs related to the foregoing, including fees of the transfer agent, DTC and legal counsel to the Company shall be borne by the Company. The Company will use commercially reasonable efforts to make and keep public information available (as those terms are understood and defined in Rule 144) and file

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all reports, and provide all customary and reasonable cooperation, necessary to enable Holder to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange on which the Company’s Class A Common Shares are then listed and update or amend the Registration Statement as necessary to include Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Subscribed Shares and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) three (3) years, (B) the date all Subscribed Shares held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 6 shall have been assigned. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer Subscriber Shares. In the case of the registration effected by the Company pursuant to this Backstop Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if, in the reasonable determination of the Company’s board of directors, upon advice of legal counsel, such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter.

(b) In the case of the registration effected by the Company pursuant to this Backstop Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Company shall:

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(i) advise Subscriber, as expeditiously as possible:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission;

(ii) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv) subject to the provisions in this Backstop Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.

(ii)	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii)

upon the occurrence of any event contemplated in Section 6(b)(i)(iv) above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)	use its commercially reasonable efforts to allow Subscriber to review disclosure regarding Subscriber in the Registration Statement; and

(v)

otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Subscriber, consistent with the terms of this Backstop Subscription Agreement, in connection with the registration of the Subscribed Shares.

(c) Upon receipt of any written notice from the Company of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case

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of the prospectus) not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the undersigned will deliver to the Company, or in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the undersigned is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

Section 7. Termination. This Backstop Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Backstop Subscription Agreement, (c) if, on the Closing Date of the Transactions, (i) any of the conditions to Closing set forth in Section 2 of this Backstop Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Backstop Subscription Agreement are not consummated or (ii) the Minimum Cash Condition is satisfied without regard or giving effect to this Backstop Subscription Agreement (including any purchase of Subcribed Shares by Subscriber) or (d) by written notice from Subscriber or any other party given anytime on or after December 31, 2021, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date, (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 7, this Backstop Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to Company in connection herewith shall promptly (and in any event within two business days) following the Termination Event be returned to Subscriber.

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Section 8. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Backstop Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, in each case arising out of or as a result of, in connection with or relating in any way to this Backstop Subscription Agreement and the transactions contemplated by this Backstop Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of this Backstop Subscription Agreement and the transactions contemplated by this Backstop Subscription Agreement, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of shares of Class A Common Shares of the Company acquired by any means other than pursuant to this Backstop Subscription Agreement.

Section 9. Indemnity.

(a) The Company agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, and officers, employees, and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) Subscriber severally but not jointly agrees to indemnify and hold harmless the Company, its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of either of CORE Fund I or CORE Fund I Parallel be greater in amount than the dollar amount of the net proceeds received by the Company upon the sale of the portion of the Subscribed

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Shares purchased by CORE Fund I or CORE Fund I Parallel, respectively, pursuant to this Backstop Subscription Agreement giving rise to such indemnification obligation. Each of the Company and Fathom acknowledge and agree that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of each of the respective acknowledgments, understandings, agreements, representations and warranties herein (as modified by such notice) made by each of the Company and Fathom as of the time of such purchase.

(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Backstop Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Backstop Subscription Agreement.

(e) If the indemnification provided under this Section 9 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection

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with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 9(e) by any seller of Subscribed Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to this Backstop Subscription Agreement. Any contribution by either of CORE Fund I or CORE Fund I Parallel pursuant to this Section 9(e) shall be limited in amount to the amount of net proceeds received by the Company upon the sale of the portion of the Subscribed Shares purchased by CORE Fund I or CORE Fund I Parallel, respectively, pursuant to this Backstop Subscription Agreement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Backstop Subscription Agreement.

Section 10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date and time of transmission to such recipient, provided that no electronic mail is undeliverable or other rejection notice is generated, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company and Fathom will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Backstop Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and Fathom if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. Each of the Company and Fathom acknowledge that Subscriber will rely on the respective acknowledgments, understandings, agreements, representations and warranties made by each of the Company and Fathom contained in this Backstop Subscription Agreement. Prior to the Closing, each of the Company and Fathom agree to promptly notify Subscriber if they become aware that any of their respective acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

(c) Each of the Company, Fathom and Subscriber and any other person or entity against whom a claim is brought with respect to the purchase of the Subscribed Shares is irrevocably authorized to produce this Backstop Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

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(d) Subscriber shall pay all of its own expenses in connection with this Backstop Subscription Agreement and the transactions contemplated herein, except as expressly set forth herein.

(e) Neither this Backstop Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and Subscriber’s rights under Section 6 hereof) may be transferred or assigned. Neither this Backstop Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Backstop Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company), provided that no such assignment shall relieve the Company of its obligations hereunder if any such assignee fails to perform such obligations. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Backstop Subscription Agreement to one or more of its affiliates, other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

(f) All the agreements, representations and warranties made by each party hereto in this Backstop Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with Subscriber’s internal policies and procedures; provided that the Company agrees to keep any such information provided by Subscriber confidential except to the extent such disclosure is required in connection with registration of the Subscribed Shares for resale, by law, at the request of the staff of the Commission or under the regulations of the Stock Exchange. Subscriber acknowledges that subject to the conditions set forth in Section 10(t), the Company may file a copy of this Backstop Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(h) This Backstop Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Backstop Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

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(j) Except as otherwise provided herein (including the next sentence hereof), this Backstop Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 10(b), Section 10(c), Section 10(e) and this Section 10(j), this Backstop Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Backstop Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Backstop Subscription Agreement is being entered into in order to induce the Company and Fathom to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Backstop Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Backstop Subscription Agreement and to enforce specifically the terms and provisions of this Backstop Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company and Fathom shall each be entitled to specifically enforce Subscriber’s obligations to fund the Subscription Amount and the provisions of the Backstop Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) In any dispute arising out of or related to this Backstop Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Backstop Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the adjudication and the enforcement of its rights under this Backstop Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m) If any provision of this Backstop Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

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(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Backstop Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Backstop Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Backstop Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Backstop Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p) This Backstop Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS BACKSTOP SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS BACKSTOP SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS BACKSTOP SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Backstop Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York or the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive

22

jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Backstop Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Backstop Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Backstop Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Backstop Subscription Agreement, or the negotiation, execution or performance of this Backstop Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Backstop Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) Subscriber hereby consents to the publication and disclosure in any press release issued by the Company, Fathom or any of their respective affiliates, any Form 8-K or Form 6-K or other filing with a governmental authority filed by the Company, Fathom or any of their respective affiliates with the Commission in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Proxy Statement/Consent Solicitation Statement/Prospectus (as defined in the Transaction Agreement) (and, as and to the extent otherwise required by the federal securities laws, exchange rules, the Commission or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by the Company, Fathom or any of their respective affiliates to any governmental entity or to any securityholders of the Company) of Subscriber’s identity and beneficial ownership of the Subscribed Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company, Fathom or any of their respective affiliates, a copy of this Agreement, all solely to the extent determined by such person or entity to be required by applicable law or any regulation or stock exchange listing requirement. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). Notwithstanding the foregoing, any such person shall provide to Subscriber a copy of any proposed disclosure relating to Subscriber in accordance with the provisions of this Section 10(t) a reasonable period of time in advance of any publication thereof and shall include such revisions to such proposed disclosure as Subscriber shall reasonably request.

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(u) The Company shall, by 9:00 a.m., New York City time, on the second (2nd) Business Day immediately following the date of this Backstop Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the Backstop Subscription Agreement. Notwithstanding anything in this Backstop Subscription Agreement to the contrary, neither the Company nor Fathom shall (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber or (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law and (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber will promptly provide any information reasonably requested by the Company, Fathom or any of their respective affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(v) The obligations of Subscriber under this Backstop Subscription Agreement are the obligations of the Subscriber only. The decision of Subscriber to purchase Subscribed Shares pursuant to this Backstop Subscription Agreement has been made by Subscriber independently of any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Fathom or any of their respective subsidiaries which may have been made or given by any investor or by any agent or employee of any investor, and neither Subscriber nor any of its agents or employees shall have any liability to any investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company, Fathom and Subscriber has executed or caused this Backstop Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

Address for Notices:

ATTN: ____________________

EMAIL: ____________________

with a copy (not to constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019
Attn: Raphael M. Russo, Esq.

rrusso@paulweiss.com

[Signature Page to Backstop Subscription Agreement]

FATHOM HOLDCO, LLC

By:	/s/ John May
Name: John May
Title: President

Address for Notices:

c/o CORE Industrial Partners, LLC 150 N. Riverside Plaza, Suite #2050 Chicago, Illinois 60606 ATTN: John May EMAIL: john@coreipfund.com with a copy (not to constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

ATTN: Steven J. Gavin, Matthew F.

Bergmann and Jason D. Osborn

EMAIL: SGavin@winston.com,

MBergmann@winston.com and

JOsborn@winston.com

[Signature Page to Backstop Subscription Agreement]

SUBSCRIBER:

CORE INDUSTRIAL PARTNERS FUND I, L.P.
By: CORE Industrial Partners GP I, LLC, its general partner

	By:	/s/ John May
Name: John May
Title: Managing Partner

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.
By: CORE Industrial Partners GP I, LLC, its general partner

	By:	/s/ John May
Name: John May
Title: Managing Partner

Address for Notices:

Names in which shares are to be registered:

CORE Industrial Partners Fund I, L.P.

CORE Industrial Partners Fund I Parallel, L.P.

Number of Subscribed Shares:		Up to 1,000,000

CORE Industrial Partners Fund I, L.P.:
Up to 870,000 Subscribed Shares

CORE Industrial Partners Fund I Parallel, L.P.:
Up to 130,000 Subscribed Shares

Price Per Subscribed Share:		$10.00

Aggregate Purchase Price:		Up to $10,000,000

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice

[Signature Page to Backstop Subscription Agreement]

ANNEX A

[omitted]

Exhibit 10.2

ALTIMAR SPONSOR II, LLC

c/o HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

November 16, 2021

Altimar Acquisition Corp. II

c/o HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

Fathom Holdco, LLC

CORE Fund I Blocker-5 LLC

CORE Fund I Blocker-2 LLC

c/o CORE Industrial Partners, LLC

150 N. Riverside Plaza, Suite #2050

Chicago, Illinois 60606

SG (MCT) Blocker, LLC

c/o Siguler Guff & Company, LP

200 Park Avenue, 23rd Floor

New York, NY 10166

Attention: SBOFDeals@sigulerguff.com

Re:	Amendment to Forfeiture and Support Agreement

Ladies and Gentlemen:

Reference is made to that certain Forfeiture and Support Agreement, dated as of July 15, 2021 (as the same may be amended, restated or amended and restated from time to time in accordance with its terms, the “Forfeiture and Support Agreement”), by and among Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Buyer”), Altimar Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), the individuals identified on the signature pages thereto (each, an “Individual Class B Holder”), CORE Industrial Partners, LLC, a Delaware Limited Liability Company (“CORE”), Fathom Holdco, LLC, a Delaware limited liability company (“Fathom”), CORE Fund I Blocker-5 LLC, a Delaware limited liability company (“Fathom Blocker 1”), CORE Fund I Blocker-2, LLC, a Delaware limited liability company (“Fathom Blocker 2”), and SG (MCT) Blocker, LLC, a Delaware limited liability company (“Fathom Blocker 3” and together with Fathom Blocker 1 and Fathom Blocker 2, the “Fathom Blockers”). Unless otherwise expressly provided herein, capitalized terms shall have the respective meanings assigned to them in the Forfeiture and Support Agreement.

RECITALS

WHEREAS, Buyer, Sponsor and the Individual Class B Holders have entered into the Forfeiture and Support Agreement;

WHEREAS, pursuant to Section 13 of the Forfeiture and Support Agreement, such agreement may only be changed, amended or modified by a written instrument executed by all parties thereto (including each addressee thereof); and

WHEREAS, Buyer, Sponsor, the Individual Class B Holders, CORE, Fathom and the Fathom Blockers desire to amend certain provisions of the Forfeiture and Support Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1.    Amendments to the Forfeiture and Support Agreement. Effective as of the date hereof:

a.    Amendment to Section 2. Section 2 of the Forfeiture and Support Agreement is hereby amended and replaced in its entirety with the following:

“Effective upon and subject to the Closing, (a) Sponsor and each Individual Class B Holder shall irrevocably automatically forfeit and surrender, for no additional consideration and without any further action on the part of any other Person, its respective allocable portion of the Forfeited Shares (as defined below), which would otherwise be held by the Sponsor or such Individual Class B Holders as a result of the automatic conversion of shares of Altimar Class C Common Stock after giving effect to the Anti-dilution Waiver (the “Forfeiture”), the Domestication and the Closing and (b) Buyer acknowledges and agrees to, immediately following the Forfeiture, issue 1,293,750 additional newly issued shares of Altimar Class A Common Stock which shall be allocated in accordance with the terms and conditions of the Business Combination Agreement and the Allocation Statement.”

b.    Amendment to Section 11. Clause (a) of Section 11 of the Forfeiture and Support Agreement is hereby amended to replace “$15.00 per share” with “$12.50 per share”.

c.    Amendment to Section 12(d). Section 12(d) of the Forfeiture and Support Agreement is hereby amended and replaced in its entirety with the following:

““Forfeited Shares” means 2,587,500 aggregate shares of Altimar Class A Common Stock allocated among Sponsor and the Individual Class B Holders as set forth in Schedule B. “Forfeited” shall have a correlative meaning to “Forfeiture” for purposes of this Agreement.”

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d.    Additional Schedules. Schedule A and Schedule B to this Letter Agreement are hereby added, respectively, as Schedule A and Schedule B to the Forfeiture and Support Agreement.

2.    Miscellaneous. The terms, conditions and provisions of the Forfeiture and Support Agreement, as amended by this Letter Agreement, remain in full force and effect. The execution, delivery and effectiveness of this Letter Agreement shall not operate as a waiver of any right, power or remedy of any party under the Forfeiture and Support Agreement, nor constitute a waiver or amendment of any provision of the Forfeiture and Support Agreement. This Letter Agreement shall be governed by, and otherwise construed in accordance with, the terms of the Forfeiture and Support Agreement, as though the other provisions of this Letter Agreement were set forth in the Forfeiture and Support Agreement. This Letter Agreement may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

[Signature Pages Follow]

3

ALTIMAR SPONSOR II, LLC

By:	/s/ Tom Wasserman
Name: Tom Wasserman
Title: Chief Executive Officer

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Kevin Beebe
Name: Kevin Beebe

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Payne Brown
Name: Payne Brown

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Rick Jelinek
Name: Rick Jelinek

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Roma Khanna
Name: Roma Khanna

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Michael Rubenstein
Name: Michael Rubenstein

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Vijay Sondhi
Name: Vijay Sondhi

INDIVIDUAL CLASS B HOLDERS

By:	/s/ Michael Vorhaus
Name: Michael Vorhaus

Agreed and accepted as of the date set forth above:

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
	Name:	Tom Wasserman
	Title:	Chief Executive Officer

FATHOM HOLDCO, LLC

By:	/s/ John May
	Name:	John May
	Title:	President

CORE INDUSTRIAL PARTNERS, LLC

By:	/s/ John May
	Name:	John May
	Title:	President

CORE FUND I BLOCKER-5 LLC

By:	/s/ John May
	Name:	John May
	Title:	Managing Partner

CORE FUND I BLOCKER-2, LLC

By:	/s/ John May
	Name:	John May
	Title:	Managing Partner

[Signature Page to Sponsor Agreement]

SG (MCT) BLOCKER, LLC

By:	/s/ Joshua Posner
	Name:	Joshua Posner
	Title:	Authorized Signatory

[Signature Page to Sponsor Agreement]

SCHEDULE A

INDIVIDUAL CLASS B HOLDER OWNERSHIP

Holder	Cayman Class B Shares Owned
Kevin Beebe	25,000

Payne Brown	25,000

Rick Jelinek	25,000

Roma Khanna	25,000

Michael Rubenstein	25,000

Vijay Sondhi	25,000

Michael Vorhaus	25,000

SCHEDULE B

FORFEITED SHARES

Holder	Cayman Class B Shares Forfeited
ALTIMAR SPONSOR II, LLC	2,535,000

Kevin Beebe	7,500

Payne Brown	7,500

Rick Jelinek	7,500

Roma Khanna	7,500

Michael Rubenstein	7,500

Vijay Sondhi	7,500

Michael Vorhaus	7,500